SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH MAY, 2003

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Brasil Telecom Participações S.A.

Report of independent accountants on
special review
Quarter ended March 31, 2003
(A translation of the original report in Portuguese as filed with the Brazilian Securities Commission (CVM) containing quarterly financial information prepared in accordance with accounting practices adopted in Brazil).

Report of independent accountants on special review

(A translation of the original report in Portuguese as filed with the Brazilian Securities Commission (CVM) containing quarterly financial information prepared in accordance with accounting practices adopted in Brazil)

The Shareholders and Board of DirectorsBrasil
Telecom Participações S.A.
Brasília — DF

We have reviewed the quarterly financial information of Brasil Telecom Participações S.A. for the quarter ended March 31, 2003, comprising the balance sheet and the consolidated balance sheet of the Company and its subsidiaries, the statement of income and the consolidated statement of income, the management report and other relevant information, prepared in accordance with accounting practices adopted in Brazil.

Our review was performed in accordance with auditing standards established by the Brazilian Institute of Accountants (IBRACON) and the Federal Accounting Council, which included: (a) inquiries and discussion with management responsible for the accounting, financial and operational areas of the Company regarding the criteria adopted in the preparation of the quarterly information; and (b) review of post-balance sheet information and events, which may have a material effect on the financial and operational position of the Company and its subsidiaries.

Based on our special review, we are not aware of any material changes that should be made to the aforementioned quarterly information for it to be in accordance with accounting practices derived from the Brazilian Corporation Law and the regulations issued by the Brazilian Securities Commission, specifically applicable to the mandatory quarterly financial information.

Our review was performed for the purpose of issuing a special review report on the mandatory quarterly financial information. The statement of cash flow represents supplementary information to those statements and is presented to provide additional analysis. This supplementary information was submitted to the same review procedures applied to the quarterly financial information, and, based on our special review, is adequately presented in all material respects, in relation to the quarterly financial information taken as a whole.

The special review of the quarterly information for the quarter ended March 31, 2002 was performed by other independent auditors, which issued unqualified report dated May 10, 2002.

April 25, 2003

KPMG Auditores Independentes
CRC-SP-014.428/O-6-“F”-DF

Manuel Fernandes Rodrigues de SousaAccountant
CRC-RJ-052.428/O-S-DF

FEDERAL PUBLIC SERVICE SECURITIES AND EXCHANGE COMMISSION (CVM) QUARTERLY INFORMATION COMMERCIAL COMPANY INDUSTRIAL AND OTHERS	CORPORATION LAW Base Date - March 31, 2003

THE REGISTER IN CVM DO NOT IMPLY IN ANY APPRECIATION ON THE COMPANY, BEING ITS DIRECTOR THE RESPONSIBLE BY VERACITY OF THESE INFORMATION.

01.01 - IDENTIFICATION
1 - CVM CODE 01768-0	2 - COMPANY NAME BRASIL TELECOM PARTICIPACOES S.A.	3 - GENERAL TAXPAYERS' REGISTER 02.570.688/0001-70

02.01 - BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS) - PARENT COMPANY

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 03/31/2003	4 - 12/31/2002
1	TOTAL ASSETS	7,135,577	7,043,226
1.01	CURRENT ASSETS	718,822	462,526
1.01.01	CASH AND CASH EQUIVALENTS	254,176	173,263
1.01.02	CREDITS	0	0
1.01.03	INVENTORIES	0	0
1.01.04	OTHER	464,646	289,263
1.01.04.01	LOANS AND FINANCING	139,237	101,946
1.01.04.02	DEFERRED AND RECOVERABLE TAXES	319,853	181,376
1.01.04.03	JUDICIAL DEPOSITS	5,556	5,941
1.02	NONCURRENT ASSETS	1,824,435	1,908,778
1.02.01	OTHER CREDITS	0	0
1.02.02	INTERCOMPANY RECEIVABLES	1,460,564	1,525,309
1.02.02.01	FROM ASSOCIATED COMPANIES	0	0
1.02.02.02	FROM SUBSIDIARIES	1,460,564	1,525,309
1.02.02.02.01	LOANS AND FINANCING	1,460,549	1,525,309
1.02.02.02.02	ADVANCED FOR FUTURE CAPITAL INCREASE	15	0
1.02.02.03	FROM OTHER RELATED PARTIES	0	0
1.02.03	OTHER	363,871	383,469
1.02.03.01	LOANS AND FINANCING	142,449	148,858
1.02.03.02	DEFERRED AND RECOVERABLE TAXES	215,659	228,237
1.02.03.03	JUDICIAL DEPOSITS	2	2
1.02.03.04	INVENTORIES	5,761	6,372
1.03	PERMANENT ASSETS	4,592,320	4,671,922
1.03.01	INVESTMENTS	4,582,184	4,661,465
1.03.01.01	ASSOCIATED COMPANIES	0	0
1.03.01.02	SUBSIDIARIES	4,566,721	4,645,533
1.03.01.03	OTHER INVESTMENTS	15,463	15,932
1.03.02	PROPERTY, PLANT AND EQUIPMENT	4,481	5,160
1.03.03	DEFERRED CHARGES	5,655	5,297

02.02 - BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS - R$) - PARENT COMPANY

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 03/31/2003	4 - 12/31/2002
2	TOTAL LIABILITIES	7,135,577	7,043,226
2.01	CURRENT LIABILITIES	271,003	154,189
2.01.01	LOANS AND FINANCING	229	174
2.01.02	DEBENTURES	10,104	24,878
2.01.03	SUPPLIERS	1,406	483
2.01.04	TAXES, DUTIES AND CONTRIBUTIONS	24,911	4,815
2.01.04.01	INDIRECT TAXES	8,042	4,815
2.01.04.02	TAXES ON INCOME	16,869	0
2.01.05	DIVIDENDS PAYABLE	224,388	120,854
2.01.06	PROVISIONS	0	0
2.01.07	RELATED PARTY DEBTS	0	0
2.01.08	OTHER	9,965	2,985
2.01.08.01	PAYROLL AND SOCIAL CHARGES	206	258
2.01.08.02	CONSIGNMENTS IN FAVOR OF THIRD PARTIES	1,203	1,063
2.01.08.03	EMPLOYEE PROFIT SHARING	7,938	121
2.01.08.04	OTHER LIABILITIES	618	1,543
2.02	LONG-TERM LIABILITIES	650,711	648,937
2.02.01	LOANS AND FINANCING	638	725
2.02.02	DEBENTURES	600,761	593,893
2.02.03	PROVISIONS	0	0
2.02.04	RELATED PARTY DEBTS	0	0
2.02.05	OTHER	49,312	54,319
2.02.05.01	PAYROLL AND SOCIAL CHARGES	49,312	54,319
2.02.05.02	SUPPLIERS	0	0
2.03	DEFERRED INCOME	0	0
2.05	SHAREHOLDERS' EQUITY	6,213,863	6,240,100
2.05.01	CAPITAL	2,544,432	2,257,611
2.05.02	CAPITAL RESERVES	361,018	389,751
2.05.03	REVALUATION RESERVES	0	0
2.05.03.01	COMPANY ASSETS	0	0
2.05.03.02	SUBSIDIARIES/ASSOCIATED COMPANIES	0	0
2.05.04	PROFIT RESERVES	978,085	978,085
2.05.04.01	LEGAL	187,865	187,865
2.05.04.02	STATUTORY	0	0
2.05.04.03	CONTINGENCIES	0	0
2.05.04.04	REALIZABLE PROFITS RESERVES	790,220	790,220
2.05.04.05	PROFIT RETENTION	0	0
2.05.04.06	SPECIAL RESERVE FOR UNDISTRIBUTED DIVIDENDS	0	0
2.05.04.07	OTHER PROFIT RESERVES	0	0
2.05.05	RETAINED EARNINGS	2,330,328	2,614,653

03.01 - QUARTERLY STATEMENT OF INCOME (IN THOUSANDS OF REAIS - R$) - PARENT COMPANY

1 -CODE	2 - DESCRIPTION	3 - FROM 01/01/2003 TO 03/31/2003	4 - FROM 01/01/2003 TO 03/31/2003	5 - FROM 01/01/2002 TO 03/31/2002	6 - FROM 01/01/2002 TO 03/31/2002
3.01	GROSS REVENUE	0	0	0	0
3.02	REVENUE DEDUCTIONS	0	0	0	0
3.03	NET REVENUE	0	0	0	0
3.04	COST OF SERVICES RENDERED	0	0	0	0
3.05	GROSS PROFIT	0	0	0	0
3.06	OPERATING INCOME (EXPENSES)	16,015	16,015	80,703	80,703
3.06.01	SELLING EXPENSES	0	0	0	0
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(4,702)	(4,702)	(7,251)	(7,251)
3.06.03	FINANCIAL	(69,968)	(69,968)	45,848	45,848
3.06.03.01	FINANCIAL INCOME	98,258	98,258	70,758	70,758
3.06.03.02	FINANCIAL EXPENSES	(168,226)	(168,226)	(24,910)	(24,910)
3.06.04	OTHER OPERATING INCOME	394	394	622	622
3.06.05	OTHER OPERATING EXPENSES	(633)	(633)	(885)	(885)
3.06.06	EQUITY IN SUBSIDIARIES	90,924	90,924	42,369	42,369
3.07	OPERATING INCOME (LOSS)	16,015	16,015	80,703	80,703
3.08	NONOPERATING INCOME (EXPENSES)	(7,577)	(7,577)	20,622	20,622
3.08.01	REVENUES	0	0	73,408	73,408
3.08.02	EXPENSES	(7,577)	(7,577)	(52,786)	(52,786)
3.09	INCOME (LOSS) BEFORE TAXES/PROFIT SHARING	8,438	8,438	101,325	101,325
3.10	INCOME AND SOCIAL CONTRIBUTION TAXES	(29,756)	(29,756)	(30,576)	(30,576)
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	STATUTORY PARTICIPATIONS/ CONTRIBUTIONS	(185)	(185)	(534)	(534)
3.12.01	PARTICIPATIONS	(185)	(185)	(534)	(534)
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON OWN CAPITAL	122,000	122,000	0	0
3.15	NET INCOME FOR THE PERIOD	100,497	100,497	70,215	70,215

03.01 - QUARTERLY STATEMENT OF INCOME (IN THOUSANDS OF REAIS - R$) - PARENT COMPANY

1 - CODE	2 - DESCRIPTION	3 - FROM 01/01/2003 TO 03/31/2003	4 - FROM 01/01/2003 TO 03/31/2003	5 - FROM 01/01/2002 TO 03/31/2002	6 - FROM 01/01/2002 TO 03/31/2002
	NUMBER OF SHARES, EX-TREASURY SOTCK (THOUSAND)	355,650,776	355,650,776	352,219,027	352,219,027
	EARNINGS PER SHARES	0.00028	0.00028	0.00020	0.00020
	LOSS PER SHARES

FEDERAL PUBLIC SERVICE SECURITIES AND EXCHANGE COMMISSION (CVM) QUARTERLY INFORMATION COMMERCIAL COMPANY INDUSTRIAL AND OTHERS	CORPORATION LAW Base Date - March 31, 2003

01768-0	BRASIL TELECOM PARTICIPAÇÕES S.A.	02.570.688/0001-70

04.01 - NOTES TO THE QUATERLY REPORT

NOTES TO THE FINANCIAL STATEMENTS

Quarter ended March 31, 2003

(In thousands of Brazilian reais)

1. OPERATIONS

Brasil Telecom Participações S/A was established in accordance with Article 189 of Law 9472/97 — General Telecommunications Law, as part of the TELEBRáS spin-off process. The spin-off protocol and justification was approved in the Shareholders’ Meeting of May 22, 1998. The Company is a subsidiary of SOLPART Participações S/A, which holds 53.45% of the Company’s voting capital and 20.09% of total capital.

The Company is filed with the Brazilian Securities Commission (CVM) and the Securities and Exchange Commission (SEC) in the USA, and its shares are traded on the main stock exchanges in Brazil and its ADR on the New York Stock Exchange (NYSE).

The Company is a pure holding company, indirectly carrying out operations through Brasil Telecom S.A., a telecommunications operator holding a concession to operate the Switched Fixed Telephone Service (STFC), which is controlled by the Company. Through the operator, it holds concessions to provide local and long-distance services in the Brazilian states of Rio Grande do Sul, Paraná, Santa Catarina, Mato Grosso do Sul, Mato Grosso, Rondônia, Acre, Goiás, Tocantins and the Federal District. The region covered by the concessions has a total area of 2,859,375 square kilometers, corresponding to 34% of the Brazilian territory.

The quality and expansion targets of the Switched Fixed Telecommunications Services — STFC adopted by its operator are available for information of the interested parties in the web site of the Brazilian Telecommunications Agency, ANATEL, at the following address: www.anatel.gov.br.

The subsidiary Brasil Telecom S.A. controls 2 wholly-owned subsidiaries: (i) BrT Serviços de Internet S.A. (BrTI), a wholly-owned subsidiary incorporated in October 2001, engaged in the provision of Internet services and related activities, becoming operational in the beginning of 2002; and (ii) Brasil Telecom Celular S.A. (BrT Celular), incorporated in December, 2002, to operate the Mobile Personal Service (SMP), holding a license to serve the same coverage area where the Company operates STFC. At the balance sheet date BrT Celular was initiating its structuring process — pre-operating phase.

The Company also controls Nova Tarrafa Participações Ltda. (“NTP”). The control was assumed on October 23, 2001, when NTP, previously a minority investment, promoted a partial spin-off of its assets, in the amount of the portion held by the other investors. NTP is engaged in holding interest in Internet Group (Cayman) Limited, which, at the balance sheet date, represents a minority interest.

2.     PRESENTATION OF FINANCIAL STATEMENTS

Preparation Criteria

The financial statements were prepared in accordance with accounting practices emanating from Brazilian corporate law, standards of the Brazilian Securities Commission — CVM and standards applicable to Switched Fixed Telecommunications Services — STFC concessionaires.

As the Company is filed with the Securities and Exchange Commission — SEC, it is subject to its standards, and should prepare financial statements and other information by using criteria that comply with that entity’s requirements. For complying with these requirements and aiming at meeting the market’s information needs, the Company adopts, as a principle, the practice of simultaneously publishing information in both markets in their respective languages.

The notes to the financial statements are presented in thousands of reais, unless demonstrated otherwise in each note.

According to each situation, the notes to the financial statement present information related with the Company and the consolidated statements, identified as “PARENT COMPANY” and “CONSOLIDATED” respectively. When the information is common to both situations, it is indicated as “PARENT COMPANY AND CONSOLIDATED”.

Consolidated Financial Statements

The consolidation was made in accordance with CVM Instruction 247/96 and includes the Company and Brasil Telecom S.A, Nova Tarrafa Participações Ltda., BrT Serviços de Internet S.A. and Brasil Telecom Celular S.A..

Some of the main consolidation procedures are:

•   Elimination of intercompany balances, as well as revenue and expenses of transactions among them;

•   Elimination of the investor's shareholdings, reserves and accumulated results in the investees;

•   Segregation of the portions of shareholders’ equity and result of minority shareholders, indicated in the specific items.

The reconciliation between the Company and consolidated shareholders’ equity and result is presented in Note 36.

3.     SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

The criteria mentioned in this note refer to the practices adopted by the Company and its Subsidiaries which are reflected in the consolidated balance sheet.

a.     Cash and Cash Equivalents: Cash equivalents are short-term, high-liquidity investments, which mature in less than three months. They are recorded at cost, plus income earned to the balance sheet date, not exceeding market value.

b.     Trade Accounts Receivable: Receivables from users of telecommunications services are recorded at the amount of the tariff in effect on the date the service is rendered. Unbilled services provided to customers at the balance sheet date are also included in trade accounts receivable. The criterion adopted for making the provision for doubtful accounts takes into account the calculation of the actual percentage losses incurred on each range of accounts receivable. The historic percentages are applied to the current ranges of accounts receivable, also including accounts coming due and the portion yet to be billed, thus composing the amount that could become a future loss, which is recorded as a provision.

c.     Inventories: Stated at average acquisition cost, not exceeding replacement cost. Inventories are segregated into inventories for plant expansion and those for maintenance. The inventories to be used in expansion are classified in property, plant and equipment (construction in progress) and inventories to be used in maintenance are classified as current and noncurrent assets. Obsolete items are recorded as Allowance for losses.

d.     Investments: Investments in subsidiaries are valued using the equity method. Other investments are recorded at cost less allowance for probable losses, when applicable. The investments resulting from income tax incentives are recognized at the date of investment, and result in shares of companies with tax incentives or investment fund quotas. In the period between the investment date and receipt of shares or quotas, they remain recognized in noncurrent assets. The Company adopts the criterion of using the maximum percentage of tax allocation. These investments are periodically valued at cost or market prices, when the latter is lower, and allowances for losses are recorded if required.

e.     Property, Plant and Equipment: Stated at cost of acquisition and/or construction, less accumulated depreciation. Financial charges for financing assets and construction in progress are capitalized.

Maintenance and repair costs, when they represent improvements (increase in installed capacity or useful life) are capitalized, while other costs are charged to, the profit and loss accounts income, on an accrual basis.

Depreciation is calculated under the straight-line method. Depreciation rates used are based on expected useful lives of the assets and in accordance with the standards of the Public Telecommunications Service. The main rates used are set forth in Note 24.

f.     Deferred Charges: Segregated between deferred charges on amortization and formation. Main items are goodwill on the acquisition of CRT — Companhia Riograndense de Telecomunicações (incorporated by Brasil Telecom S.A. in December 2000), net of tax savings, costs incurred on installation, reorganization, data processing and other. Amortization is calculated under the straight-line method in accordance with the legislation in force. When the asset does not generate benefits anymore, it is written off against nonoperating income.

g.     Income and Social Contribution Taxes: Income and social contribution taxes are accounted for on an accrual basis. These taxes levied on temporary differences, tax losses and the negative social contribution base are recorded under assets or liabilities, as the case may be, according to the assumption of realization or future demand, within the parameters established in the CVM Instruction 371/02.

h.     Loans and Financing: Updated to the balance sheet date for monetary or exchange variations and interest incurred to the balance sheet date. Equal restatement is applied to the guarantee contracts to hedge the debt.

i.     Provision for Contingencies: Recognized based on its risk assessment evaluation and quantified on economic grounds and based on legal counselors’ opinions on the lawsuits and other contingency factors known as of the balance sheet date. The basis and nature of the provisions are described in Note 7.

j.     Recognition of Revenues: Revenues from services rendered are accounted for on the accrual basis. Local calls are charged based on time measurement according to the legislation in force. Revenues from sales of payphone cards are recorded upon sale. In the case of fixed terminals with prepaid subscriptions, the amounts of sales are recorded as advances from customers and revenue is recorded according to the provision of the services.

k.     Recognition of Expenses: Expenses are recognized on the accrual basis, considering their relation with revenue realization. Expenses related to other periods are deferred.

l.     Financial Income (Expense), Net: Financial income represent interest earned on accounts receivable that are settled after maturity, gains on financial investments and hedge, when incurred financial expenses represent interest incurred and other charges on loans, financing and other financial transactions.

Credited interest on own capital is included in the financial expenses balance; for financial statement presentation purposes, the amounts are reversed to profit and loss accounts and reclassified as a deduction of retained earnings, in the shareholders’ equity.

m.     Research and Development: Costs for research and development are recorded as expenses when incurred, except for expenses with projects linked to the generation of future revenue, which are recorded under deferred assets and amortized over a five-year period after the operations start.

n.     Benefits to Employees: Private pension plans and other retirement benefits sponsored by the Company and its Subsidiaries to their employees are managed by SISTEL and Fundação CRT. Contributions are determined on an actuarial basis, when applicable, and accounted for on an accrual basis. As of December 31, 2001, to comply with CVM Instruction 371/00, the subsidiary Brasil Telecom S.A. recorded its actuarial deficit on the balance sheet date against shareholders’ equity, net of its tax effects. As from 2002, as new actuarial revaluation show the necessity of adjustments to the provision, they are recognized in the profit and loss accounts in accordance with the afore mentioned instruction. Supplementary information regarding private pension plans and other benefits to employees is described are Note 6.

o.     Employee and Directors Profit Sharing: The Company and its subsidiary Brasil Telecom S.A. recognized provisions for employee and directors profit sharing, and the calculation of the amount, which is paid in the year after the provision recognition, is in accordance with the target program established with the labor union, in accordance with Law 10.101/00 and the Company’s bylaws.

p.     Earnings per thousand shares: Calculated based on the number of shares outstanding at the balance sheet date, which comprises the total number of shares issued net of treasury stock.

4.     RELATED-PARTY TRANSACTIONS

Related-party transactions refer to operations carried out by the Company with is parent company, Solpart Participações S.A., and subsidiaries Brasil Telecom S.A. and Nova Tarrafa Participações Ltda.

Operations between related parties and Brasil Telecom Participações S.A. are carried out under normal prices and market conditions. The principal transactions are:

Solpart Participações S.A.

Dividends/ Interest on Own Capital: of the interest on own capital accrued in the quarter, the Company assigned the amount of R$25,040 to the parent company. Of this amount, the net part of the withholding tax will be allocated to the dividend to be provisioned at the end of the year. The balance of this liability that includes the provision of the prior year is R$40,425 (R$19,141 on 12/31/02).

Brasil Telecom S.A.

Dividends/Interest on Own Capital: in the quarter, the subsidiary credited to the Company interest on own capital in the amount of R$162,425 (R$52,963 in the same period last year). The balance of this asset as of March 31, 2003, net from the withholding tax including the balance provisioned in 2002, is R$319,423 (R$181,362 as of December 31, 2002).

Loans with Subsidiary: Asset balance as of March 31, 2003 arises from the spin-off of Telebrás and is indexed to exchange variation, plus interest of 1.75% per year, amounting to R$108,529 (R$120,081 on December 31, 2002). Yield recognized in income for the quarter (financial loss) was R$5,339 (R$20,252 in 2001) due to the decrease of the exchange rate of the American dollar against the Brazilian real (R$647 of financial income in 2002).

Debentures: On January 27, 2001, the subsidiary issued 1,300 private debentures non-convertible or exchangeable for any type of share, at the unit price of R$1,000, totaling R$1,300,000, with the purpose of financing part of its investment program. All these debentures were acquired by the Company. The nominal value of these debentures will be paid in three installments equivalent to 30%, 30% and 40% with maturities on July 27, 2004, 2005 and 2006, respectively. The debenture remuneration is equivalent to 100% of CDI, received semiannually. The balance of this asset as of March 31, 2003 is R$1,352,020 (R$1,405,228 on December 31, 2002)) and the yield recognized in the income for the quarter represents R$74,499 (R$55,526 in 2002).

Accounts Receivable and Payable: arising from transactions related to operating income/expenses due to use of installations and logistic support. As of March 31, 2003, balance receivable is R$33 (R$663 payable as of December 31, 2002) and the amounts recorded in income for the quarter are comprising operating Expenses of R$566 (R$551 in 2002).

Advance for Future Capital Increase — AFAC

Funds for future increase of ownership interest in subsidiaries or investments carried under the cost method are represented as follows:

PARENT COMPANY	CONSOLIDATED
INVESTOR	AFAC INVESTEE	03/31/03	12/31/02	03/31/03	12/31/02
	SUBSIDIARIES
Company	Nova Tarrafa Participacoes Ltda.	15	-	-	-
	MINORITY INVESTMENTS
Brasil Telecom S.A.	Vant Telecomunicacoes S.A.	-	-	5,196	1,809
TOTAL		-	12,019	5,196	1,809

5.     MARKET VALUE OF FINANCIAL ASSETS AND LIABILITIES (FINANCIAL INSTRUMENTS) AND RISK ANALYSIS.

The Company and its subsidiary Brasil Telecom S.A. assessed the book value of its assets and liabilities as compared to market or realizable values (fair value), based on information available and valuation methodologies applicable to each case. The interpretation of market data regarding the choice of methodologies requires considerable judgment and determination of estimates to achieve an amount considered adequate for each case. Accordingly, the estimates presented may not necessarily indicate the amounts which can be obtained in the current market. The use of different assumptions for calculation of market value or fair value may have material effect on the obtained amounts. The selection of assets and liabilities presented in this Note was made based on their materiality. Those instruments the value of which approximates the fair value and whose risk assessment is not significant are not mentioned.

In accordance with their natures, the financial instruments may involve known or unknown risks; the potential of such risks is important for the best judgment. Thus, there may be risks with or without guarantees, depending on circumstantial or legal aspects. Among the principal market risk factors which can affect the Company’s and subsidiaries’ business are the following:

a. Credit Risk

The majority of the services provided by the subsidiary Brasil Telecom S.A. are related to the Concession Agreement and a significant portion of these services is subject to the determination of tariffs by the regulatory agency. The credit policy, in case of telecommunications public services, is subject to legal standards established by the concession authority. The risk exists since the Subsidiary may incur losses arising from the difficulty in receiving amounts billed to its customers; in the quarter, the Company’s default was 2,60% of the gross revenue (2.87% in the same period last year). By means of internal controls, the level of accounts receivable is constantly monitored, thus limiting the risk of past due accounts by cutting the access to the service (out phone traffic) if the bill is overdue for over 30 days. Exceptions are made for telephony services which should be maintained for national security or defense. As of March 31, 2003, the subsidiary’s customer portfolio did not include receivables, of which subscribers were, individually, higher than 1% of total service accounts receivable.

b. Exchange Rate Risk

Assets

The Company has loan agreements in foreign currency, and, therefore, subject to exchange rate fluctuation. The amounts of assets exposed to this type of risk are the following:

PARENT COMPANY	CONSOLIDATED
	Book Value		Book Value
	03/31/03	12/31/02	03/31/03	12/31/02
ASSETS
Loan agreements with subsidiary	108,529	120,081	-	-
Loans and financing	142,449	148,858	142,449	148,858
TOTAL	250,978	268,939	142,449	148,858
NONCURRENT ASSETS	250,978	268,939	142,449	148,858

The loans receivable in dollars were transferred to the Company at the time of the split off of Telebrás. Due to their original characteristics, no financing is available on the market under similar conditions, which led to the presentation of the book value only.

Liabilities

The Company and the subsidiary Brasil Telecom S.A. has loans and financing contracted in foreign currency. The risk related to these liabilities arises from possible exchange rate fluctuations, which may increase these liabilities balances. Loans subject to this risk represent approximately 5.6% (5.8% on 12/31/02) of the total liabilities. To minimize this type of risk, the subsidiary enters into swap agreements with financial institutions to hedge foreign exchange exposures. 37% (38% on 12/31/02) of the debt portion in foreign currency is covered by hedge agreements. Unrealized positive or negative effects of these operations are recorded in income as gain or loss. To the quarter, consolidated net losses totaled R$20,542 (loss of R$6,548 in the same period in 2002).

Net exposure as per book and market values, at the exchange rate prevailing on the balance sheet date, is as follows:

PARENT COMPANY
	03/31/03		12/31/02
	Book Value	Market Value	Book Value	Market Value
LIABILITIES
Loans and financing	867	646	898	560
TOTAL	867	646	898	560
CURRENT	228	168	173	108
LONG-TERM	639	478	725	452

CONSOLIDATED
	03/31/03		12/31/02
	Book Value	Market Value	Book Value	Market Value
LIABILITIES
Loans and financing	230,324	171,315	224,626	199,930
TOTAL	230,324	171,315	224,626	199,930
CURRENT	77,810	28,247	55,648	40,585
LONG-TERM	152,514	143,068	168,978	159,345

The method used for calculation of market value (fair value) of loans and financing in foreign currency and hedge instruments was the discounted cash flow, at the market rates prevailing of the balance sheet date.

c. Interest Rate Risk

Assets

The private debentures issued by subsidiary Brasil Telecom S.A were fully subscribed by the Company. Yield from this asset is linked to CDI. The subsidiary also has asset loans totaling R$13,978 (R$13,349 on December 31, 2002) linked to IGP-DI and IPA-OG Column 27 of Getúlio Vargas Foundation — FGV and CDI.

At the balance sheet date, these assets are represented as follows:

PARENT COMPANY	CONSOLIDATED
	Book and Market Value		Book and Market Value
	03/31/03	12/31/02	03/31/03	12/31/02
ASSETS
Debentures linked to CDI	1,352,020	1,405,228	-	-
Loans linked to CDI and Col. 27 (FGV)	-	-	13,978	13,349
TOTAL	1,352,020	1,405,228	13,978	13,349
CURRENT	-	-	7,471	6,795
NONCURRENT ASSETS	1,352,020	1,405,228	6,507	6,554

The book values are equal to market values since the current conditions for contracting this type of financial instrument are similar to the original conditions.

The sum of the Company’s debentures, loans and financing concentrated in the subsidiary represents 91.1% of this type of assets.

Liabilities

In 2000, the Company issued private debentures convertible into preferred shares. This liability was contracted at the interest rate linked to TJLP (Brazilian long-term interest rate). The risk linked to this liability arises from possible increase in this rate.

The subsidiary Brasil Telecom S.A. has loans and financing contracted in local currency subject to interest rates linked to indexing units (TJLP, UMBNDES — Brazilian Social and Economic Development Bank Monetary Unit, CDI-DI-CETIP, etc). The risk inherent in these liabilities arises from possible variations in these rates. The Parent Company has contracted derivative contracts to hedge 76% of the liabilities subject to the UMBNDES rate, using exchange rate swap contracts, considering the influence of the dollar on the interest rate (basket of currencies) of these liabilities. However the other market rates are continually monitored to evaluate the need to contract derivatives to protect against the risk of volatility of these rates.

The aforementioned liabilities at the balance sheet date are as follows:

PARENT COMPANY	CONSOLIDATED
	Book and Market Value		Book and Market Value
	03/31/03	12/31/02	03/31/03	12/31/02
LIABILITIES
Loans linked to TJLP (including Debentures)	610,865	618,772	2,609,124	2,693,835
Loans linked to UMBNDES	-	-	281,352	307,413
CDI	-	-	981,853	924,617
Loans linked to IGPM	-	-	25,087	25,647
Other loans	-	-	20,111	29
TOTAL	610,865	618,772	3,917,527	3,951,541
CURRENT	10,105	24,879	581,872	536,226
LONG-TERM	600,760	593,893	3,335,655	3,415,315

Book and market values are equivalent because the current contractual conditions for these types of financial instruments are similar to those in which they were originated. In case of a hypothetical variation of 1% in the aforementioned rates, unfavorable to the Company, the annual negative impact on income would be approximately R$7,305.

d. Risk of Not Linking Monetary Restatement Indexes to Accounts Receivable

Loan and financing rates contracted by subsidiary Brasil Telecom S.A. are not linked to amounts of accounts receivable. Telephony tariff adjustments do not necessarily follow increases in local interest rates which affect the subsidiary’s debts. Consequently, a risk arises from this lack of linking.

e. Contingency Risks

Contingency risks are assessed according to loss hypotheses, as probable, possible or remote. Contingencies considered as probable risk are recorded in liabilities. Details on this risk are presented in Note 7.

f. Risks Related to Investments

The Company has investments, which are valued using the equity method and stated at acquisition cost. Brasil Telecom S.A. is a subsidiary, the investment of which is carried under the equity method.

Investments in Nova Tarrafa Participações Ltda. and those stated at cost are immaterial in relation to total assets, and the risk related to them would not significantly impact the Company’s results in case of total losses on these investments.

In the balance sheet date the investments were represented as follows:

	03/31/03		12/31/02
	Book Value	Market Value	Book Value	Market Value
INVESTMENTS	4,582,184	3,891,144	4,661,465	4,089,755
Equity in subsidiaries	4,566,721	3,875,681	4,645,533	4,073,823
Listed in Stock Exchange Not Listed in Stock Exchange	4,539,712 37,009	3,838,672 37,009	4,608,510 37,023	4,036,800 37,023
Other investments	15,463	15,463	15,932	15,932

The investment quoted on the stock exchange refers to the interest in Brasil Telecom S.A., and its market value valued based on the market quotations in trading between minority shareholders.

g. Temporary Cash Investment Risks

The Company and its subsidiary Brasil Telecom S.A. have several temporary cash investments in exclusive financial investment funds (FIFs), the assets of which are represented solely by post-fixed federal securities and investment funds in foreign currency, from the subsidiary Brasil Telecom S.A., and there is no credit risk in this type of operation. As of March 31, 2003, the Company had temporary cash investments in the amount of R$254,155 (R$173,086 as of December 31, 2002). Income earned to the balance sheet date are recorded in financial income and amounts to R$13,875 (R$7,881 in 2002). Amounts in the consolidated financial statements are cash investments of R$1,507,272 (R$1,533,317 as of December 31, 2002) and R$67,029 (R$14,587 in 2002) of income earned.

6.     BENEFITS TO EMPLOYEES

The benefits described in this note are offered to the employees of the Company, its subsidiary Brasil Telecom S.A. and its wholly-owned subsidiary, BrT Serviços de Internet S.A. and BrT Celular (undergoing structuring on the balance sheet date). These companies are better described together, and can be referred to as “Brasil Telecom (group)” and for the purpose of the pension scheme cited in this note, are also called “Sponsor”.

Benefits to specific companies are presented as such.

(A)     PRIVATE PENSION PLAN

Brasil Telecom (group) sponsors private pension schemes related with retirement for its employees and assisted members, and in the case of the latter, medical assistance in some cases. These plans are managed by two foundations, which are Fundação de Seguridade Social (SISTEL), which originated from certain companies of the former Telebrás System and Fundação dos Empregados da Companhia Riograndense de Telecomunicações (FCRT), which managed the benefit plans of CRT, a company managed by the subsidiary Brasil Telecom S.A. on December 28, 2000.

The bylaws stipulate approval of the supplementary pension policy and the joint liability attributed to the defined benefit plans is linked to the acts signed with the foundations, with the agreement of the Supplementary Pensions Department — SPC, where applicable to the specific plans.

The sponsored plans are valued by independent actuaries on the balance sheet date and in the case of the defined benefit plans described in this explanatory note, immediate recognition of the actuarial gains and losses is adopted. The full liabilities are provided for plans showing deficits. This measure has been applied since the 2001 financial year, when the regulations of CVM Ruling 371/00 were adopted. In cases that show positive actuarial situations, no assets are recorded due to the legal impossibility of reimbursing the surpluses.

Below the characteristics of the supplementary pension plans sponsored are described.

FUNDAÇÃO SISTEL DE SEGURIDADE SOCIAL (SISTEL)

Plans

TCSPREV (Defined Contribution, Settled Benefit, Defined Benefit)
This defined contribution and settled benefit plan was introduced on February 28, 2000, with the adherence of around 80% of the employees at that time. On December 31, 2001, all the pension plans sponsored by SISTEL were merged, being exceptionally and provisionally approved by the Complementary Pensions Department — SPC, due to the need for adjustments to the regulations. They were subsequently transformed into defined contribution groups with settled and defined benefits. The plans that were merged into the TCSPREV were the PBS-TCS, PBT-BrT, Convênio de Administração BrT and the Termo de Relação Contratual Atípica, the conditions established in the original plans being maintained. On March 2003, this plan was suspended to the employees who want to be included in the supplementary pension plans sponsored by the Company. TCSPREV currently attends to around 79% of the staff.

PBS-A (Defined Benefit)
Maintained jointly with other sponsors linked to the provision of telecommunications services and destined for participants that had the status of beneficiaries on January 31, 2000.

PAMA — Health Care Plan for Retired Employees (Defined Contribution)
Maintained jointly with other sponsors linked to the provision of telecommunications services and destined for participants that had the status of beneficiaries on January 31, 2000, and also for the beneficiaries of the PBS-TCS Group, incorporated into the TCSPREV on December 31, 2001. According to a legal/actuarial appraisal, the sponsor’s liability is exclusively limited to future contributions.

PAMEC-BrT (Health-care Plan for Supplementary Pension Beneficiaries)
Medical assistance for retirees and pensioners linked with the PBT-BrT, which was incorporated into the TCSPREV on December 31, 2001.

Contributions Established for the Plans

TCSPREV
Contributions to this plan were maintained on the same basis as the original plans incorporated in 2001 for each group of participants, and were established based on actuarial studies prepared by independent actuaries according to regulations in force in Brazil, using the capitalization system to determine the costs. Currently contributions are made by the participants and the sponsor only for the internal groups PBS-TCS (defined benefit) and TCSPREV. In the TCSPREV group, the contributions are credited in individual accounts of each participant, equally by the employee and the sponsor, and the basic contribution percentages vary between 3% and 8% of the participant’s salary, according to age. Participants have the option to contribute voluntarily or sporadically to the plan above the basic contribution, but without equal payments from the sponsor. In the case of the PBS-TCS group, the sponsor’s contribution in the quarter was 12% of the payroll of the participants, whilst the employees’ contribution varies according to the age, service time and salary. An entry fee may also be payable depending on the age of entering the plan. The sponsors are responsible for the cost of all administrative expenses and risk benefits. In the quarter contributions by the sponsor to the TCSPREV group represented on average 6.25% of the payroll of the plan participants. TCSPREV currently attends to around 79% of the staff.

The company’s contributions were R$3,619 in the quarter (R$3,820 in 2002)

PBS-A
Contributions may occur in case of accumulated deficit. As of December 31, 2002, the plan recorded a surplus.

PAMA
This plan is sponsored with contributions of 1.5% on payroll of active participants linked to PBS plans, segregated and sponsored by several SISTEL sponsors. In the case of Brasil Telecom (group), the PBS-TCS was incorporated into the TCSPREV plan on December 31, 2001, and became an internal group of the plan.

The company’s contributions for this plan, that are exclusively the responsibility of the sponsors, were R$31 in the quarter (R$40 in 2002).

PAMEC-BrT
Contributions for this plan were fully paid in July 1998, through a single payment.

CIA.     RIOGRANDENSE DE TELECOMUNICAÇÕES EMPLOYEES’ FOUNDATION — FCRT

The main purpose of sponsoring FCRT is to maintain the supplementary retirement, pension and other provisions in addition to those provided by the official social security system to participants. The actuarial system for determining the plan’s cost and contributions is collective capitalization, valued annually by an independent actuary. On October 21, 2002, the BrTPREV defined contribution and settled benefits plan was introduced, aimed at active participants linked with the sponsor, self-sponsored and beneficiaries of FCRT.

Plans

BrTPREV
Defined contribution and settled benefits plan to provide supplementary social security benefits in addition to those of the official social security. On March 2003, this plan was provided to the employees from all branches of the Company and to the employees of the subsidiaries, who wanted to be benefited by the supplementary pension plans sponsored. On March 31, 2003, this plan attended to around 14% of the staff.

Fundador — Brasil Telecom and Alternative — Brasil Telecom
Defined contribution and settled benefits plan to provide supplementary social security benefits in addition to those of the official social security, now closed to the entry of new participants. On March 31, 2003, there were 13 participants in these plans.

Contributions Established for the Plans

BrTPREV
The contributions to this plan are established based on actuarial studies prepared by independent actuaries according to the regulations in force in Brazil, using the capitalization system to determine the costs. Contributions are credited in individual accounts of each participant, the employee’s and sponsor’s contributions being equal, the basic percentage contribution varying between 3% and 8% of the participation salary, according to age. Participants have the option to contribute voluntarily or sporadically to the plan above the basic contribution, but without equal payments from the sponsor. The sponsor is responsible for the cost of administrative expenses on the basic contributions from employees and normal contributions of the Company and risk benefits. In the quarter, contributions by the sponsor represented on average 6.45% of the payroll of the plan participants, whilst the average employee contribution was 6.13%.

In the quarter the company’s contributions were R$498.

FUNDADOR — BRASIL TELECOM AND ALTERNATIVE — Brasil Telecom
The regular contribution by the sponsor in the quarter was an average of 6.17% of the payroll of plan participants, who contributed at variable rates according to age, service time and salary, the average rate was 5.84%. With the Alternative-Brasil Telecom, the participants also pay an entry fee depending on the age of entering the plan.

The usual contributions of the Company, in the quarter, were R$125 (R$901 in 2002)

The technical reserve corresponding to the current value of the Company’s supplementary contribution must be amortized, due to the actuarial deficit of the plans, within the maximum established period of 20 years as from January 2000, according to Circular 66/SPC/GAB/COA from the Supplementary Pensions Department dated January 25, 2002. Of the maximum period established, 18 years and nine months still remain for complete settlement. The amortizing contributions in the quarter were R$7,451 (R$4,370 in 2002) and provided in the statement income the amount of R$20,341.

Resolution CVM 371/2000

A valuation of the supplementary pension schemes sponsored by the Company was made on December 31, 2001, and the actuarial deficit of Fundador and Alternative plans administered by FCRT was recognized directly under shareholders’ equity, net of the corresponding taxes, according to the mentioned resolution.

Since the fiscal year 2002, after a new actuarial valuation, the variations of actuarial liabilities have been recognized directly in the income, according to the accrual basis. On March 31,2003, the provided actuarial liabilities were R$514,730 (R$501,840 on December 31, 2002). The variations are due to expenses forecasted to the current year, informed as expenses to the future year by the time of the last actuarial revaluation on December 31, 2002. The amount provided in the statement of income of the quarter was R$20,341, and payments of R$7,451 were made due to the balance to be amortized.

(B) STOCK OPTION PLAN FOR OFFICERS AND EMPLOYEES

The Extraordinary Shareholders’ Meeting held on April 28, 2000 approved the general plan to grant stock purchase options to officers and employees of the Company and its subsidiaries. The plan authorizes a maximum limit of 10% of the shares of each kind of Company stock. Shares derived from exercising options guarantee the beneficiaries the same rights granted to other Company shareholders. The administration of this plan was entrusted to a management committee appointed by the Board of Directors, which decided solely to grant preferred stock options. The plan is divided into two separate programs:

Program A:

This program is granted as an extension of the performance objectives of the Company established by the Board of Directors for a five-year period. Up to March 31, 2003, no stock had been granted.

Program B:

The price of exercising the option is established based on the arithmetic average of the market price of 1000 shares for the last 20 trading sessions prior to granting the option, and will be monetarily restated by the IGP-M between the date of signing the contracts and the payment date.

The right to exercise the option is given in the following way and within the following periods:

  33% as from January 1, 2004
  33% as from January 1, 2005
  34% as from January 1, 2006

The acquisition periods can be anticipated as a result of the occurrence of events or special conditions established in the option contract. Options not exercised up to December 31, 2008 will expire without compensation.

The information related with the general plan to grant stock options is summarized below:

	Preferred stock options (thousand)	Average exercise price- R$
Balance as of 12/31/2002	622,364	11.34
Balance as of 03/31/2003	622,364	11.34

There were no purchase options of these stock options up to the end of the quarter.

(C) OTHER BENEFITS TO EMPLOYEES

Other benefits are granted to employees, such as: health care/dental care, meal allowance, group life insurance, occupational accident allowance, sickness allowance, transportation allowance, and other.

7. PROVISIONS FOR CONTINGENCIES

Brasil Telecom (Group) periodically performs an assessment of its contingency risks, and also reviews of its lawsuits taking into consideration the legal, economic and accounting aspects. The assessment of these risks aims to classifying them according to the chances of unfavorable outcome among the alternatives of probable, possible or remote, taking into account, as applicable, the opinion of the legal counselors.

For those contingencies, which the risks are classified as probable, provisions are recognized. Contingencies classified as possible or remote are discussed in this note. In certain situations, due to legal requirements or precautionary measures, judicial deposits are made to guarantee the continuity of the cases in litigation. These lawsuits are in progress in various courts, including administrative, lower, and higher courts.

Labor Claims

The provision for labor claims includes an estimate by the Company’s management, supported by the opinion of its legal counselors, of the probable losses related to lawsuits filed by former employees of the Company and of service providers.

Tax Suits

The provision for tax contingencies refers principally to matters related to tax collections due to differences in interpretation of the tax legislation by Brasil Telecom (Group) counselors and the tax authorities. The taxes pending future homologation by tax authorities are subject to total extinction of the tax debt on the expiration date.

Civil Suits

The provision for civil contingencies refers to cases related to contractual adjustments arising from Federal Government economic plans, and other cases.

Contingencies classified as having a probable risk of loss, for which provisions are recorded under liabilities, have the following balances:

Contingencies with a Probable Risk

CONSOLIDATED
NATURE	03/31/03	12/31/02
LABOR	329,055	316,334
TAX	12,731	11,905
CIVIL	56,411	60,985
TOTAL	398,197	389,224
CURRENT	21,059	3,232
NONCURRENT	377,138	385,992

Contingencies with a Possible Risk

The position of contingencies with degrees of risk considered to be possible, and therefore not recorded in the accounts, is the following:

CONSOLIDATED
NATURE	03/31/03	12/31/02
LABOR	507,333	440,798
TAX	693,153	570,460
CIVIL	304,151	253,771
TOTAL	1,504,637	1,265,029

Contingencies with a Remote Risk

In addition to the claims mentioned, there are also contingencies considered to be of a remote risk to the amount of R$1,275,295 (R$717,097 on December 31, 2002).

The judicial deposits related with contingencies and contested taxes (suspended demand) are described in Note 21.

8. SHAREHOLDERS’ EQUITY

Capital

The Company is authorized to increase its capital by means of a resolution of the Board of Directors to a total limit of 700,000,000,000 (seven hundred billion) common or preferred shares, observing the legal limit of 2/3 (two thirds) for the issue of preferred shares without voting rights.

By means of a resolution of the General Shareholders’ Meeting or the Board of Directors, the Company’s capital can be increased by the capitalization of retained earnings or prior reserves allocated by the General Shareholders’ Meeting. Under these conditions the capitalization can be effected without modifying the number of shares.

The capital is represented by common and preferred stock, with no par value, and it is not mandatory to maintain the proportion between the shares in the case of capital increases.

By means of a resolution of the General Shareholders’ Meeting or the Board of Directors, preference rights can be excluded for the issue of shares, subscription bonuses or debentures convertible into shares in the cases stipulated in art. 172 of Corporation Law.

The preferred shares do not have voting rights, except in the cases specified in the sole paragraphs of articles 11 and 14 of the bylaws, but are assured priority in receiving the minimum non-cumulative dividend of 6% per annum, calculated on the amount resulting from dividing the capital by the total number of Company shares, or as from 2002, 3% per annum calculated on the amount resulting from dividing the net book shareholders’ equity by the total number of Company shares, whichever is greater.

Subscribed and paid-up capital as of the balance sheet date is R$2,544,432 (R$2,257,611 as of December 31, 2002) represented by shares without par value as follows:

In thousand of shares
TYPE OF SHARES	Total of Share		Shares held in treasury		Outstanding shares
	03/31/03	12/31/02	03/31/03	12/31/02	03/31/03	12/31/02
Common	134,031,688	132,355,516	1,051,100	692,000	132,980,588	131,663,516
Preferred	222,670,188	219,863,511	-	-	222,670,188	219,863,511
TOTAL	356,701,876	352,219,027	1,051,100	692,000	355,650,776	351,527,027

	03/31/03	12/31/02
BOOK VALUE PER THOUSAND OUTSTANDING SHARES (R$)	17.47	17.75

Treasury stock

In the calculation of the book value per thousand shares, were deducted 692,000 thousand common shares held in treasury.

Stock Repurchase Program -Relevant Facts on 10/01/02 and 12/27/02

On October 1, 2002 and December 27, 2002: the Company’s Board of Directors approved a proposal to repurchase preferred and common stock issued by the Company, for holding in treasury or cancellation or subsequent sale, under the following terms and conditions: (i) the retained earnings account represented the origin of the funds invested in purchasing the stock; (ii) the authorized quantity for the repurchase of Company stock for holding in treasury was limited to 10% of common and preferred shares outstanding; and (iii) the period determined for the acquisition was three months as from the defined date and disclosure of relevant facts.

The exchange of the treasury shares originated from stock options program is presented as follows:

	03/31/03		12/31/02
	Preferred Shares (thousands)	Amount	Preferred Shares (thousands)	Amount
Opening balance	692,000	9,175	-	-
Number of shares replaced in circulation	359,100	4,734	692,000	9,175
Closing balance	1,051,100	13,909	692,000	9,175

Cost of shares (R$)	03/31/03	12/31/02
Average	13.18	13.25
Minimum	12.51	12.40
Maximum	13.90	13.75

There were no disposals of these purchased preferred shares up to the end of the quarter.

The quotation of these treasury shares, from the stock options plans, by the market value was as follows:

	03/31/03	12/31/02
Number of preferred shares in treasury (thousand of shares)	1,051,100	692,000
Quote per lot of thousand shares at BOVESPA (R$)	14.70	13.80
Market value	15,451	9,550

The Company maintains the balance of treasury stock in a separate account. For presentation purposes, the value of the treasury stock is deducted from the reserves that gave rise to it, and is presented as follows:

	RETAINED EARNINGS
	03/31/03	12/31/02
BOOK VALUE	2,344,237	2,623,828
TREASURY STOCK	(13,909)	(9,175)
NET BALANCE OF TREASURY STOCK	2,330,328	2,614,653

Capital Reserves

Capital reserves are recognized in accordance with the following practices:

Reserve for Premium on Subscription of Shares: results from the difference between the amount paid on subscription and the portion allocated to capital.

Special Goodwill Reserve arising on merger: represents the net value of the contra entry of the goodwill recorded in deferred charges as provided by CVM Instructions 319/99 and 320/99. When the corresponding tax credits are used, the reserve is capitalized, annually, in the name of the controlling shareholder, observing the preferred rights of the other shareholders.

Other Capital Reserves: formed by the contra entry of the funds invested in income tax incentives.

Profit Reserves

The profit reserves are recognized in accordance with the following practices:

Legal Reserve: allocation of five percent of the annual net income, up to twenty percent of paid-up capital or thirty percent of capital plus capital reserves. The Legal Reserve is only used to increase capital or to offset losses.

Unrealized profit reserve: recognized in the year in which the amount of the mandatory dividend, calculated in accordance with the statutory provisions or with article 202 of Law 6,404/76, exceeds the realized portion of net income. The reserve can offset losses in subsequent years or, when realized, comprise the calculation of net income adjusted for dividend payments. According to the restatement required by Law 10303/1, the income recorded under the unrealized profit reserve as from 2002 financial year should be considered at the value of the dividend postponed. However the unrealized profit reserve formed under the previous regulations, when realized, will continue to form part of the calculation base for the dividends, this the case of unrealized profit reserves existed in the Company.

Retained Earnings

Comprises the remaining balances of net income, adjusted under the terms of article 202 of Law 6,404/76, or by the recording of adjustments from prior years, if applicable.

Dividends and Interest on own Capital

The dividends are calculated in accordance with Company bylaws and corporate law. Mandatory minimum dividends are calculated in accordance with article 202 of Law 6,404/76 and the preferred or priority dividends are calculated in accordance with Company bylaws. As a result of a resolution by the Board of Directors, the Company may pay or credit, as dividends, interest on own capital (JSCP), under the terms of article 9, paragraph 7, of Law number 9.249, dated December 26, 1995. The interests paid or credited will be offset against the minimum statutory dividend.

The JSCP credited to the shareholders and that will be allocated to dividends, net of income tax, as part of the proposed allocation of income for the current year that will be closed by the end of 2003, and to be submitted for approval of the general shareholder’s meeting, are as follows:

03/31/03
INTERESTS ON OWN CAPITAL — JSCP CREDITED	122,200
COMMON SHARES	45,632
PREFERRED SHARES	76,368
WITHHOLDING TAX (IRRF)	(18,300)
NET JSCP	103,700

9. OPERATING REVENUE FROM TELECOMMUNICATIONS SERVICES

CONSOLIDATED
	03/31/03	03/31/02
LOCAL SERVICE	1,541,153	1,384,813
Activation fees	5,890	11,059
Basic subscription	702,708	629,680
Measured service charges	328,786	302,168
Fixed to mobile calls - VC1	477,675	413,610
Rent	523	1,901
Other	25,571	26,395
LONG DISTANCE SERVICES	455,226	379,136
Inter-Sectorial Fixed	245,035	229,525
Intra-Regional Fixed (Inter-Sectorial)	80,469	74,118
Fixed to mobile calls - VC2 and VC3	129,588	75,348
International	133	145
INTERCONNECTION (USE OF THE NETWORK)	222,691	186,684
Fixed-Fixed	166,926	143,794
Mobile-Fixed	55,765	42,890
LEASE OF MEANS	53,213	72,159
PUBLIC TELEPHONE	83,754	79,271
DATA COMMUNICATIONS	171,361	103,341
SUPPLEMENTARY, INTELLIGENT NETWORK AND ADVANCED TELEPHONY SERVICES	71,009	56,086
OTHER SERVICES OF THE MAIN ACTIVITY	4,349	-
OTHER	6,511	5,673
GROSS OPERATING REVENUE	2,609,267	2,267,163
TAXES ON GROSS REVENUE	(710,984)	(606,046)
OTHER DEDUCTIONS FROM GROSS REVENUE	(24,625)	(22,574)
NET OPERATING REVENUE	1,873,658	1,638,543

10. COST OF SERVICES RENDERED

CONSOLIDATED
	03/31/03	03/31/02
PERSONNEL	(28,390)	(41,720)
MATERIALS	(19,362)	(19,417)
THIRD-PARTY SERVICES	(140,571)	(117,551)
INTERCONNECTION	(424,666)	(353,802)
RENT, LEASING AND INSURANCE	(40,243)	(40,701)
CONNECTION MEANS	(37,513)	(5,320)
FISTEL	(3,746)	(3,052)
DEPRECIATION AND AMORTIZATION	(486,133)	(464,062)
OTHER	(2,747)	(1,053)
TOTAL	(1,183,371)	(1,046,678)

11. SELLING EXPENSES

CONSOLIDATED
	03/31/03	03/31/02
PERSONNEL	(31,097)	(24,361)
MATERIALS	(292)	(350)
THIRD-PARTY SERVICES	(73,726)	(87,860)
RENT, LEASING AND INSURANCE	(688)	(2,070)
PROVISION FOR DOUBTFUL ACCOUNTS	1,238	(5,540)
LOSSES ON ACCOUNTS RECEIVABLE	(69,140)	(59,603)
DEPRECIATION AND AMORTIZATION	(1,276)	(978)
OTHER	(189)	(97)
TOTAL	(175,170)	(180,859)

12. GENERAL AND ADMINISTRATIVE EXPENSES

PARENT COMPANY	CONSOLIDATED
	03/31/03	03/31/02	03/31/03	03/31/02
PERSONNEL	(768)	(2,450)	(34,349)	(42,412)
MATERIALS	(39)	(8)	(670)	(1,016)
THIRD-PARTY SERVICES	(2,545)	(3,675)	(87,815)	(90,696)
RENT, LEASING AND INSURANCE	(660)	(408)	(17,822)	(18,720)
DEPRECIATION AND AMORTIZATION	(679)	(700)	(32,547)	(16,261)
OTHER	(11)	(10)	(407)	(588)
TOTAL	(4,702)	(7,251)	(173,610)	(169,693)

13. OTHER OPERATING INCOME (EXPENSES)

PARENT COMPANY	CONSOLIDATED
	03/31/03	03/31/02	03/31/03	03/31/02
TECHNICAL AND ADMINISTRATIVE SERVICES	394	622	7,928	6,326
OPERATIONAL INFRASTRUCTURE RENT AND OTHER	-	-	9,313	7,101
FINES	-	-	18,189	17,017
RECOVERED TAXES AND EXPENSES	-	-	79	5,901
WRITE OFF OF REVENUE IN THE PROCESS OF CLASSIFICATION	-	-	4,302	5,395
GAINS/LOSSES ON MAINTENANCE SUPPLIES SALES	-	-	(8)	812
TAXES (OTHER THAN ON GROSS REVENUE, INCOME AND SOCIAL CONTRIBUTION TAXES)	(60)	(301)	(9,158)	(5,860)
DONATIONS AND SPONSORSHIPS	-	-	(2,621)	(4,463)
CONTINGENCIES - PROVISION/REVERSAL	-	-	(18,660)	(18,141)
REVERSAL OF OTHER PROVISIONS	-	-	1,639	333
LABOR SEVERANCE PAYMENTS	-	-	(328)	(161)
AMORTIZATION OF GOODWILL ON INVESTMENT ACQUISITION	(470)	(470)	(470)	(470)
OTHER EXPENSES	(103)	(114)	(3,804)	(5,769)
TOTAL	(239)	(263)	6,401	8,021

14. FINANCIAL INCOME (EXPENSES), NET

PARENT COMPANY	CONSOLIDATED
	03/31/03	03/31/02	03/31/03	03/31/02
FINANCIAL INCOME	98,258	70,758	102,893	40,601
LOCAL CURRENCY	97,770	68,801	95,404	36,800
ON RIGHTS IN FOREIGN CURRENCY	488	1,957	7,489	3,801
FINANCIAL EXPENSES	(168,226)	(24,910)	(459,158)	(147,558)
LOCAL CURRENCY	(33,432)	(19,788)	(197,506)	(103,091)
ON LIABILITIES IN FOREIGN CURRENCY	(12,794)	(5,122)	(55,877)	(17,374)
INTEREST ON OWN CAPITAL	(122,000)	-	(205,775)	(27,093)
TOTAL	(69,968)	45,848	(356,265)	(106,957)

The interest on own capital was reversed in the statement of income and deducted from retained earnings, in shareholders’ equity, in accordance with CVM Resolution 207/96.

15. NONOPERATING INCOME (EXPENSES)

PARENT COMPANY	CONSOLIDATED
	03/31/03	03/31/02	03/31/03	03/31/02
AMORTIZATION OF GOODWILL ON MERGER	-	-	(31,004)	(31,004)
PROVISION/REVERSAL REALIZABLE VALUE AND FIXED ASSET LOSSES	-	-	1,334	(10,123)
GAIN (LOSS) ON PERMANENT ASSET DISPOSALS	-	-	(8,946)	913
INVESTMENT GAINS (LOSSES)	(7,577)	20,645	(7,577)	20,645
PROVISION/REVERSAL FOR INVESTMENT LOSSES	-	-	151	(1,602)
OTHER NONOPERATING INCOME (EXPENSES)	-	(23)	(1,697)	(111)
TOTAL	(7,577)	20,622	(47,739)	(21,282)

16. INCOME AND SOCIAL CONTRIBUTION TAXES

PARENT COMPANY	CONSOLIDATED
	03/31/03	03/31/02	03/31/03	03/31/02
INCOME BEFORE TAXES AND AFTER EMPLOYEE PROFIT SHARING	8,253	100,791	(66,013)	110,118
EXPENSE RELATED TO SOCIAL CONTRIBUTION TAX (9%)	(743)	(9,071)	5,941	(9,911)
PERMANENT ADDITIONS	(7,135)	(41)	(3,541)	(3,515)
EQUITY LOSS ON INVESTMENTS	(7,093)	-	(682)	-
OTHER	(42)	(41)	(2,859)	(3,515)
PERMANENT EXCLUSIONS	-	904	40	1,858
EQUITY GAIN ON INVESTMENTS	-	904	-	1,858
OTHER	-	-	40	-
RATE ADJUSTMENTS ON DEFERRED AMOUNTS - LONG-TERM	-	527	-	878
SOCIAL CONTRIBUTION TAX EXPENSE IN THE STATEMENT OF INCOME	(7,878)	(7,681)	2,440	(10,690)
INCOME TAX EXPENSE (10%+15%=25%)	(2,063)	(25,198)	16,	(27,530)
PERMANENT ADDITIONS	(19,821)	(210)	(10,349)	(11,363)
EQUITY LOSS ON INVESTMENTS	(19,703)	-	(1,893)	-
OTHER	(118)	(210)	(8,456)	(11,363)
PERMANENT EXCLUSIONS	6	2,513	122	5,161
EQUITY GAIN ON INVESTMENTS	-	2,513	-	5,161
OTHER	6	-	122	-
INCOME TAX EXPENSE IN THE STATEMENT OF INCOME	(21,878)	(22,895)	6,276	(33,732)
INCOME AND SOCIAL CONTRIBUTION TAX (EXPENSES)/REVENUES IN THE STATEMENT OF INCOME	(29,756)	(30,576)	8,716	(44,422)

Income and social contribution taxes are recognized on the accrual basis of accounting. Temporary differences are deferred.

17. CASH AND CASH EQUIVALENTS

PARENT COMPANY	CONSOLIDATED
	03/31/03	12/31/02	03/31/03	12/31/02
CASH	17	14	60	16
BANKS	4	163	135,319	62,830
TEMPORARY CASH INVESTMENTS	254,155	173,086	1,507,272	1,533,317
TOTAL	254,176	173,263	1,642,651	1,596,163

Temporary cash investments represent amounts invested in portfolios managed by financial institutions and refer to federal bonds with average yield equivalent to interbank deposit rates (DI CETIP — CDI) plus exchange variation and interest of around 28% p.a. and in the investment funds with exchange rate variation plus Libor rate per semester plus interest of 1.5% p.a., inherent to consolidated.

Cash Flow Statement

PARENT COMPANY	CONSOLIDATED
	03/31/03	03/31/02	03/31/03	03/31/02
OPERATIONS
NET INCOME FOR THE PERIOD	100,497	70,214	101,371	71,106
MINORITY INTEREST			47,107	21,683
INCOME ITEMS THAT DO NOT AFFECT CASH FLOW	79,834	(10,495)	931,990	778,527
Depreciation and amortization	679	700	519,955	481,569
Losses on accounts receivable from services	-	-	69,140	59,603
Provision for doubtful accounts	-	-	(1,238)	5,540
Provision for contingencies	-	-	(2,285)	14,168
Deferred taxes	-	(528)	94,276	9,146
Amortization of premium paid on the acquisition of investments	-	-	31,004	31,004
Income from writing off permanent assets	-	-	21,155	13,075
Financial charges	27,295	17,751	176,490	93,350
Equity gain (loss)	71,236	(10,051)	-	-
Investment gain/loss	7,577	-	7,577	-
Other expenses/income	(26,953)	(18,367)	15,916	71,072
CHANGES IN ASSETS AND LIABILITIES	(126,467)	(16,070)	(382,899)	(305,392)
CASH FLOW FROM OPERATIONS	53,864	43,649	697,569	565,924

FINANCING
Dividends/interest on equity paid during the period	(166)	(92)	(223)	(857)
Loans and financing	(29,411)	(28,949)	(198,455)	(106,598)
Loans obtained	-	-	23,363	3,733
Loans paid	-	(88)	(117,251)	(28,850)
Interest paid	(29,411)	(28,861)	(104,567)	(81,481)
Variation in shareholders' equity	-	-	-	(18)
Stock repurchase	(4,734)	-	(4,734)	-
Other cash flow from financing	-	-	(10,593)	(20,654)
CASH FLOW FROM FINANCING	(34,311)	(29,041)	(214,005)	(128,127)

INVESTMENTS
Short-term financial investments	60,812	65,754	(630)	(718)
Providers of investments	922	664	(19,810)	(81,943)
Income obtained from the sale of permanent assets	-	-	10,736	3,717
Investments in permanent assets	(359)	(421)	(424,172)	(415,464)
Other cash flow from investments	(15)	-	(3,200)	10,000
CASH FLOW FROM INVESTMENTS	61,360	65,997	(437,076)	(484,408)

CASH FLOW FOR THE PERIOD	80,913	80,605	46,488	(46,611)

CASH AND CASH EQUIVALENTS
Closing balance	254,176	214,772	1,642,651	418,919
Opening balance	173,263	134,167	1,596,163	465,530
VARIATION IN CASH AND CASH EQUIVALENTS	80,913	80,605	46,488	(46,611)

18. TRADE ACCOUNTS RECEIVABLE

CONSOLIDATED
	03/31/03	12/31/02
UNBILLED AMOUNTS	603,294	572,453
BILLED AMOUNTS	1,286,798	1,124,166
ALLOWANCE FOR DOUBTFUL ACCOUNTS	(152,530)	(153,768)
TOTAL	1,737,562	1,542,851
CURRENT	1,105,897	956,109
PAST DUE - 01 TO 30 DAYS	304,370	327,993
PAST DUE - 31 TO 60 DAYS	134,280	120,040
PAST DUE - 61 TO 90 DAYS	94,982	67,404
PAST DUE - 91 TO 120 DAYS	66,591	53,220
PAST DUE - OVER 120 DAYS	183,972	171,853

19. LOANS AND FINANCING — ASSETS

PARENT COMPANY	CONSOLIDATED
	03/31/03	12/31/02	03/31/03	12/31/02
LOANS
LOANS TO SUBSIDIARY	108,529	120,081	-	-
LOANS	142,449	148,858	156,427	162,207
FINANCING
DEBENTURES OF SUBSIDIARY	1,352,020	1,405,228	-	-
TOTAL	1,602,998	1,674,167	156,427	162,207
CURRENT	-	-	7,471	6,795
NONCURRENT	1,602,998	1,674,167	148,956	155,412

The loans and financing account includes the amount of R$142,449 (R$148,858 on December 31, 2002), related to the assets transferred to Brasil Telecom Participaç&otidle;es S.A. in the TELEBRÁS spin-off process, referring to liabilities of Telebrasília Celular S.A. and Telegoiás Celular S.A. through a repass of funds for financing their expansions. These amounts are subject to exchange variation plus interest between 11.55% p.a. and the semiannual Libor rate plus 1% or 1.5% per year. These loans are being challenged in the courts by the holding company of the aforementioned mobile cellular operators, and therefore are not being received. According to the opinion of the Company’s legal counselors, there are no expectations of loss in relation to these receivables.

The income related to the restatement of the charges on these loans receivable is being deferred for tax purposes, and the corresponding deferred income and social contribution taxes are recognized.

20. DEFERRED AND RECOVERABLE TAXES

Deferred income related to income and social contribution taxes

PARENT COMPANY	CONSOLIDATED
	03/31/03	12/31/02	03/31/03	12/31/02
SOCIAL CONTRIBUTION TAX
DEFERRED SOCIAL CONTRIBUTION TAX on:
Provision for contingencies	-	-	35,838	34,967
Allowance for doubtful accounts	-	-	13,728	13,839
Negative calculation base	-	-	14,121	173
Provision for employee profit sharing	104	59	3,300	3,094
Unrealized revenue	-	-	1,866	1,985
Goodwill on Bluetel acquisition (CVM Instr. 349/01)	33,241	37,989	33,241	37,989
Goodwill on CRT acquisition	-	-	45,438	49,698
Provision for pension plan actuarial insufficiency coverage	-	-	46,326	45,166
Other provisions	-	37	3,787	5,167
SUBTOTAL	33,345	38,085	197,645	192,078
INCOME TAX
DEFERRED INCOME TAX on:
Provision for contingencies	-	-	99,549	97,130
Allowance for doubtful accounts	-	-	38,133	38,442
Tax loss carryforwards	-	-	36,148	479
Provision for employee profit sharing	201	165	7,939	7,637
Unrealized revenue	-	-	5,182	5,512
ICMS - 69/98 Agreement	-	-	30,861	28,650
Goodwill on Bluetel acquisition (CVM Instr. 349/01)	92,335	105,526	92,335	105,526
Goodwill on CRT acquisition	-	-	128,682	138,051
Provision for pension plan actuarial insufficiency coverage	-	-	126,218	125,460
Provision for COFINS/CPMF suspended collection	-	-	12,631	12,294
Other provisions	-	-	11,022	14,402
SUBTOTAL	92,536	105,691	588,700	573,583
TOTAL	125,881	143,776	786,345	765,661
CURRENT	72,319	72,018	298,208	244,962
NONCURRENT	53,562	71,758	488,137	520,699

The periods during which the deferred tax assets corresponding to income tax and social contribution on net income (CSLL) are expected to be realized are shown below, which are derived from temporary differences between book income according on the accrual basis and taxable income. The realization periods are based on a technical study using forecast future taxable income, generated in financial years when the temporary differences will become deductible expenses for tax purposes. This asset is maintained according to the requirements of CVM Instruction 371/02, a technical study having been approved by the executive and supervisory reports and examined by the fiscal council.

PARENT COMPANY	CONSOLIDATED
	03/31/03	12/31/02	03/31/03	12/31/02
2003	54,123	72,018	228,094	244,962
2004	71,758	71,758	184,762	176,154
2005	-	-	110,776	111,326
2006	-	-	36,505	40,025
2007	-	-	36,505	38,160
2008 - 2010	-	-	74,357	74,897
2011 - 2012	-	-	23,173	17,000
After 2012	-	-	92,173	63,137
TOTAL	125,881	143,776	786,345	765,661
CURRENT	72,319	72,018	298,208	244,962
NONCURRENT	53,562	71,758	488,137	520,699

The recoverable amount foreseen after the year 2012 is result of a provision to cover an actuarial insufficiency of FCRT, the liability for which is being settled financially by the Subsidiary Brasil Telecom S.A., according to the maximum period established by the Supplementary Pensions Department (SPC), which is 18 years and 9 months. Despite the time limit stipulated by the SPC and according to the estimated future taxable income, the Subsidiary will be able to recover the amount by offsetting by the year 2007 if it decides to fully anticipate settlement of the debt.

Other Tax Carryforwards

PARENT COMPANY	CONSOLIDATED
	03/31/03	12/31/02	03/31/03	12/31/02
INCOME TAX	218,834	176,622	246,153	190,882
SOCIAL CONTRIBUTION TAX	10,138	9,742	10,487	11,190
ICMS (state VAT)	34	34	349,373	338,083
OTHER	9	9	2,655	3,659
TOTAL	229,015	186,407	608,668	543,814
CURRENT	66,918	29,928	235,241	171,053
NONCURRENT	162,097	156,479	373,427	372,761

21. JUDICIAL DEPOSITS

Balances of judicial deposits related with contingencies and contested taxes (suspended demand):

PARENT COMPANY	CONSOLIDATED

NATURE OF RELATED LIABILITIES	03/31/03	12/31/02	03/31/03	12/31/02
LABOR	2	2	162,336	153,745
CIVIL	-	-	3,107	4,613
TAX
CHALLENGED TAXES - ICMS 69/98 AGREEMENT	-	-	122,921	114,406
OTHER	-	-	59,902	59,326
TOTAL	2	2	348,266	332,090
CURRENT	-	-	8,728	724
NONCURRENT	2	2	339,538	331,366
PARENT COMPANY	CONSOLIDATED
	03/31/03	12/31/02	03/31/03	12/31/02
RECEIVABLES FROM OTHER TELECOM COMPANIES	-	-	49,102	47,515
ADVANCES TO SUPPLIERS	-	-	39,412	47,795
CONTRACTUAL GUARANTEES AND RETENTIONS	148	148	15,935	15,935
ADVANCES TO EMPLOYEES	74	74	26,740	30,612
RECEIVABLES FROM SALE OF ASSETS	-	-	9,666	7,032
PREPAID EXPENSES	8,670	9,528	74,562	58,370
ASSETS FOR SALE	-	-	2,385	2,412
TAX INCENTIVES	-	-	14,473	14,473
COMPULSORY DEPOSITS	-	-	1,750	1,750
OTHER	2,425	2,563	13,071	12,989
TOTAL	11,317	12,313	247,096	238,883
CURRENT	5,556	5,941	171,113	163,469
NONCURRENT	5,761	6,372	75,983	75,414

23. INVESTMENTS

PARENT COMPANY	CONSOLIDATED
	03/31/03	12/31/02	03/31/03	12/31/02
INVESTMENT VALUED USING THE EQUITY METHOD	4,566,721	4,645,533	-	-
GOODWILL ON ACQUISITION OF INVESTMENTS	5,009	5,478	5,009	5,478
INVESTMENTS VALUED USING THE ACQUISITION COST	8,701	8,701	192,322	130,859
TAX INCENTIVES (NET OF ALLOWANCE FOR LOSSES)	1,753	1,753	28,626	28,476
OTHER INVESTMENTS	-	-	350	350
TOTAL	4,582,184	4,661,465	226,307	165,163

Investments valued using the equity method: comprise the Company's ownership interest in its subsidiaries Brasil Telecom S.A., and Nova Tarrafa Participacoes Ltda., the principal data of which are as follows:

	BT S.A.	NTP (Ltda.)
SHAREHOLDERS' EQUITY	6,837,477	37,009
Capital	3,373,097	32,625
BOOK VALUE PER SHARE/sharequota (r$)	0.013	1.13
net income/(LOSS) IN THE QUARTER	138,311	(14)
NUMBER of shares/sharequotas held by company
common shares	241,646,691,695	-
preferred shares	114,787,167,580	-
sharequotas	-	32,624,928
ownership % in subsidiary's capital
in total capital	66.01%	99.99%
in voting capital	96.81%	99.99%
equity pickup Gain/(LOSS) in THE QUARTER
FROM OPERATIONS	90,924	(14)
OTHER THAN FROM OPERATIONS (LOSSES)	(7,577)	-
dividends/interest on OWN capital receivable	138,061	-

Investments valued using the cost: ownership interest obtained by converting into shares or capital quotas the tax incentive investments in regional FINOR/FINAM funds, or those investments based on the Law of Incentive to Information Technology Companies or the Audiovisual Law. Most are shares of other telecommunication companies located in the regions covered by such regional incentives.

Tax incentives: arise from investments in FINOR/FINAM and audiovisual funds, originated in the investment of allowable portions of income tax due.

Other investments: are related to collected cultural assets.

24. PROPERTY, PLANT AND EQUIPMENT

PARENT COMPANY
	03/31/03				12/31/02
NATURE	Annual depreciation rates	Cost	Accumulated depreciation	Net book value	Net book value
BUILDINGS	4%	62	(32)	30	31
BUILDINGS	4%	62	(32)	30	31
ASSETS FOR GENERAL USE	5% - 20%	52,994	(48,621)	4,373	5,049
OTHER ASSETS	10% - 20%	3,886	(3,808)	78	80
TOTAL		56,942	(52,461)	4,481	5,160

CONSOLIDATED
	03/31/03				12/31/02
NATURE	Annual depreciation rates	Cost	Accumulated depreciation	Net book value	Net book value
CONSTRUCTION IN PROGRESS	-	928,769	-	928,769	1,209,507
PUBLIC SWITCHING EQUIPMENT	20%	5,592,907	(4,376,031)	1,216,876	1,333,022
EQUIPMENTS AND TRANSMISSION MEANS	5%- 20%	10,980,038	(6,896,827)	4,083,211	4,129,196
TERMINATORS	20%	468,306	(367,601)	100,705	102,688
DATA COMMUNICATION EQUIPMENT	20%	748,838	(234,832)	514,006	412,668
BUILDINGS	4%	901,136	(468,455)	432,681	423,474
INFRASTRUCTURE	4%- 20%	3,300,075	(1,493,115)	1,806,960	1,829,434
ASSETS FOR GENERAL USE	5% - 20%	689,871	(424,768)	265,103	266,057
LAND	-	82,791	-	82,791	84,814
OTHER ASSETS	5% - 20%	591,029	(174,600)	416,429	232,719
TOTAL		24,283,760	(14,436,229)	9,847,531	10,023,579

The Company and the subsidiary Brasil Telecom S.A. rent properties, posts, passage through third-party land areas (roads), equipment and connection means, formalized through several contracts, which mature on different dates. Some of these contracts are intrinsically related to the provision of services and are long-term agreements. Total rent expenses related to such contracts amount to R$4 for the Company and R$45,236 (R$37,805 in 2002) for the consolidated.

Leasing

The Company and the subsidiary Brasil Telecom S.A. have lease contracts for information technology equipment. This type of leasing is also used for aircraft to be used in consortium with other companies, where the participation is 15.6% for the Company and 54.4% for the subsidiary. Leasing expenses recorded in the quarter amounted to R$387 (R$370 in 2002) for the Company and R$10,962 (R$12,296 in 2002) for the consolidated.

Insurance

An insurance policy program is maintained for covering reversible assets and loss of profits as established in the Concession Contract with the government. Insurance expenses in the quarter were R$269 (R$37 in 2002) for the Company and R$2,462 (R$1,859 in 2002) for the consolidated.

The assets, responsibilities and interests covered by insurance are the following:

Type	Cover	Amount insured
		03/31/03	12/31/02
Operating risks	Buildings, machinery and equipment, installations, call centers, towers,infrastructure and information technology equipment	9,745,318	8,683,331
Loss of profit	Fixed expenses and net income	7,026,154	5,240,051
Performance bonds	Compliance with contractual obligations	114,281	77,064

Insurance policies are also in force for third party liability and officers' liability, the amount insured being the equivalent of US$15,000,000.00 (fifteen million US dollars).

There is no contractual civil liability insurance to cover clients in the case of claims or judicial suits, or optional third party liability for third party claims involving Company vehicles.

25. DEFERRED CHARGES

PARENT COMPANY
		03/31/03		12/31/02
	Cost	Accumulated Amortization	Net book Value	Net book Value
INSTALLATION AND REORGANIZATION COSTS	5,655	-	5,655	5,297
TOTAL	5,655	-	5,655	5,297
CONSOLIDATED
GOODWILL ON CRT MERGER	03/31/03		12/31/02
	Cost	Accumulated Amortization	Net book Value	Net book Value
	620,073	(289,368)	330,705	361,709
INSTALLATION AND REORGANIZATION COSTS	84,924	(4,560)	80,364	80,127
DATA PROCESSING SYSTEMS	266,589	(36,673)	229,916	214,871
OTHER	15,959	(5,936)	10,023	10,331
TOTAL	987,545	(336,537)	651,008	667,038

The goodwill arose from the merger of CRT into the subsidiary Brasil Telecom S.A and the amortization is being carried out over five years, based on the expected future profitability of the acquired investment.

26. PAYROLL AND RELATED CHARGES

PARENT COMPANY	CONSOLIDATED
	03/31/03	12/31/02	03/31/03	12/31/02
SALARIES AND COMPENSATION	66	94	7,216	3,149
PAYROLL CHARGES	134	151	53,733	45,900
BENEFITS	6	13	2,225	3,218
OTHER	-	-	1,083	3,529
TOTAL	206	258	64,257	55,796
CURRENT	206	258	52,020	44,352
NONCURRENT	-	-	12,237	11,444

The amounts allocated to long-term refer to the social contributions on FGTS, introduced by Complementary Law 110/01, the demand of which is currently suspended as result of obtaining an injunction. However, the additional contributions payable on the payroll and severance payments have been provisioned until a final ruling is made.

27. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

PARENT COMPANY	CONSOLIDATED
	03/31/03	12/31/02	03/31/03	12/31/02
TRADE ACCOUNTS PAYABLE	1,406	483	901,494	923,609
THIRD-PARTY CONSIGNMENTS	7,938	121	111,437	78,750
TOTAL	9,344	604	1,012,931	1,002,359
CURRENT	9,344	604	1,006,208	998,236
NONCURRENT	-	-	6,723	4,123

The amounts recorded under long-term are derived from liabilities to remunerate the third party network, the settlement of which depends on verification between the operators, such as the reconciliation of traffic.

28. INDIRECT TAXES

PARENT COMPANY	CONSOLIDATED
	03/31/03	12/31/02	03/31/03	12/31/02
ICMS (STATE VAT)	43	43	671,647	607,361
TAXES ON OPERATING REVENUES (COFINS/PIS)	7,994	4,766	81,738	79,320
OTHER	5	6	10,016	14,491
TOTAL	8,042	4,815	763,401	701,172
CURRENT	8,042	4,815	375,455	356,720
NONCURRENT	-	-	392,027	344,452

The long-term portion refers to ICMS (State VAT) on the 69/98 Agreement, which is being challenged in court and is being deposited in escrow. It also includes the ICMS deferral, based on incentives by the government of the State of Paraná.

29. TAXES ON INCOME

PARENT COMPANY	CONSOLIDATED
	03/31/03	12/31/02	03/31/03	12/31/02
SOCIAL CONTRIBUTION TAX
LAW 8,200/91 - SPECIAL MONETARY RESTATEMENT	-	-	4,295	4,440
UNEARNED FINANCIAL INCOME	13,053	14,378	13,053	14,378
OTHER DEFERRED AMOUNTS	4,464	-	4,638	4,001
SUBTOTAL	17,517	14,378	21,986	22,819
INCOME TAX
LAW 8,200/91 - SPECIAL MONETARY RESTATEMENT	-	-	11,930	12,332
UNEARNED FINANCIAL INCOME	36,259	39,941	36,259	39,941
SUSPENDED LIABILITIES	-	-	14,539	13,873
OTHER DEFERRED AMOUNTS	12,405	-	12,884	6,952
SUBTOTAL	48,664	39,941	75,612	73,098
TOTAL	66,181	54,319	97,598	95,917
CURRENT	16,869	-	21,249	14,679
NONCURRENT	49,312	54,319	76,349	81,238

30. DIVIDENDS, INTEREST ON OWN CAPITAL AND EMPLOYEE PROFIT SHARING

PARENT COMPANY	CONSOLIDATED
	03/31/03	12/31/02	03/31/03	12/31/02
MAJORITY SHAREHOLDERS	40,425	19,141	40,425	19,141
MINORITY SHAREHOLDERS	183,963	101,713	384,036	230,634
TOTAL OF SHAREHOLDERS	224,388	120,854	424,461	249,775
EMPLOYEE PROFIT SHARING	1,203	1,063	33,594	40,390
TOTAL	225,591	121,917	458,055	290,165

31. LOANS AND FINANCING (INCLUDING DEBENTURES)

PARENT COMPANY	CONSOLIDATED
	03/31/03	12/31/02	03/31/03	12/31/02
FINANCING	546,156	546,199	3,780,048	3,869,362
ACCRUED INTEREST	65,576	73,471	367,803	306,805
TOTAL	611,732	619,670	4,147,851	4,176,167
CURRENT	10,333	25,052	659,682	591,874
NONCURRENT	601,399	594,618	3,488,169	3,584,293

Financing

PARENT COMPANY	CONSOLIDATED
	03/31/03	12/31/02	03/31/03	12/31/02
BNDES	-	-	2,279,610	2,382,477
DEBENTURES	610,865	618,772	1,592,718	1,543,388
FINANCIAL INSTITUTIONS	-	-	268,790	229,983
SUPPLIERS	867	898	6,733	20,319
TOTAL	611,732	619,670	4,147,851	4,176,167

Financing denominated in local currency: bear interest based on TJLP (Long-term interest rates) plus 3.85% to 6.5% p.a., UMBNDES (unit of the National Social and Economic Development Bank) plus 3.85% p.a. to 6.5% p.a., 109% of CDI and General Market Price Index (IGP-M) plus 12% p.a. plus fixed rate of 14% p.a., resulting in an average rate of 19% p.a..

Financing denominated in foreign currency: bear fixed interest rates of 1.75% to 15.50% p.a., resulting in an average rate of 14.51% p.a. and variable interest rates of LIBOR plus 0.5% to 4.0% p.a., resulting in an average rate of 2.92% p.a. The LIBOR rate on March 31, 2003 for semiannual payments was 1.23% p.a.

Debentures

Company: In 2000, the Company issued debentures convertible into preferred shares and the purpose of the funds was financing part of the investment program of subsidiary Brasil Telecom S.A. The restated balance of the debentures, amounting to R$610,865, will be amortized in three installments, maturing in years 2004, 2005 and 2006. The debentures yield TJLP plus 4% p.a., payable semiannually. The portion of the interest attributed to TJLP variation exceeding 6% p.a. will be capitalized to the debentures balance.

Subsidiary Brasil Telecom S.A.: (i) First public issue — 50.000 non-convertible debentures without renegotiation clause, with a unit face value of R$10, totaling R$500,000 and issued on May 1, 2002. The maturity period is two years, coming to due on May 1, 2004. Remuneration corresponds to an interest rate of 109% of the CDI, payable half-yearly on November 1 and May 1 as from the date of initial distribution to the maturity of the debentures; and (ii) Second Public Issue — 40,000 non-convertible debentures without renegotiation clause, with a unit face value of R$10, totaling R$400,000, issued on December 1, 2002. The maturity period is two years, coming to due on December 1, 2004. Remuneration corresponds to an interest rate of 109% of the CDI, payable half-yearly on June 1 and December 1, as from the date of initial distribution to the maturity of the debentures.

Repayment Schedule

The long-term portion is scheduled to be paid as follows:

PARENT COMPANY	CONSOLIDATED
	03/31/03	12/31/02	03/31/03	12/31/02
2004	180,411	178,375	1,478,020	1,602,571
2005	180,411	178,375	713,613	702,571
2006	240,487	237,764	752,164	740,054
2007	90	104	499,535	489,312
2008	-	-	15,392	13,210
2009	-	-	14,479	12,688
2010 and after	-	-	14,966	23,887
TOTAL	601,399	594,618	3,488,169	3,584,293

Currency/index debt composition

PARENT COMPANY	CONSOLIDATED
	03/31/03	12/31/02	03/31/03	12/31/02
TJLP (Long-term interest rate)	610,865	618,772	2,609,124	2,693,835
UMBNDES (BNDES Basket of Currencies)	-	-	281,352	307,413
CDI	-	-	981,853	924,617
US DOLLARS	867	898	230,324	224,626
IGPM	-	-	25,087	25,647
OTHER	-	-	20,111	29
TOTAL	611,732	619,670	4,147,851	4,176,167

Guarantees

The financing contracted by the Subsidiary is guaranteed by collateral of credit rights derived from the provision of telephone services and the Company’s guarantee.

The Subsidiary has hedge contracts on 37% of its dollar-denominated loans and financing with third parties and 76% of the debt in UMBNDES (basket of currencies) with the BNDES, to protect against significant fluctuations in the quotations of these debt restatement factors. The gains and losses on these contracts are recognized on the accrual basis.

32. LICENSES TO EXPLOIT SERVICES

Brasil Telecom Celular S.A., a wholly owned-subsidiary of the parent Company Brasil Telecom S.A., signed three Mobile Personal Service Licenses with ANATEL. These licenses, which guarantee the operation of SMP over the next 15 years in the same operating area where the Company has the fixed telephone concession, amounting R$191,495, of which 10% was paid up on signing the contract. The balance of R$172,345 corresponding to the remaining 90%, was fully recognized in the liabilities of BrT Celular and is payable in six equal and successive annual installments coming due between 2005 and 2010. The variation of the IGP-DI plus 1% per month is payable on the outstanding balance. On the balance sheet date the restated liability was R$191,125 (R$174,991 on 12/31/02).

33. PROVISIONS FOR PENSION PLANS

The subsidiary Brasil Telecom S.A. recognized a provision for the actuarial deficit of FCRT Foundation, in accordance with CVM Resolution 371/00 as shown in Note 6.

CONSOLIDATED
	03/31/03	12/31/02
PROVISION FOR PENSION PLANS	514,730	501,840
TOTAL	514,730	501,840
CURRENT	84,693	92,144
NONCURRENT	430,037	409,696

34. OTHER LIABILITIES

PARENT COMPANY	CONSOLIDATED
	03/31/03	12/31/02	03/31/03	12/31/02
SELF-FINANCING FUNDS	-	-	28,637	28,552
SELF-FINANCING INSTALLMENT REIMBURSEMENT - PCT	-	-	11,978	13,425
LIABILITIES WITH OTHER TELECOM COMPANIES	-	-	9,056	8,791
LIABILITIES FOR ACQUISITION OF TAX CREDITS	-	-	20,898	20,898
BANK TRANSFER AND DUPLICATE RECEIPTS IN PROCESS	-	-	12,900	11,471
CPMF - SUSPENDED COLLECTION	-	-	21,170	20,569
SOCIAL SECURITY CONTRIBUTION - INSTALLMENT PAYMENT	-	-	4,229	4,229
PREPAYMENTS	-	-	2,777	5,804
OTHER TAXES PAYABLE	-	-	447	219
OTHER	618	1.543	1,085	1,077
TOTAL	618	113,177	618	115,035
CURRENT	618	1.543	86,036	87,306
NONCURRENT	-	-	27,141	27,729

Self-financing funds

Refers to financial participation credits for acquisition of right to use the switched fixed telephone service, still under the now extinguished self-financing plan, paid by prospective subscribers in 1996 who have not accepted the Public Offer made by the subsidiary Brasil Telecom S.A., Rio Grande do Sul branch, of paying cash for the return of such credits. Since the shareholders of the Subsidiary fully subscribed the capital increase made to reimburse in shares the financial participation credits paid in 1996, there are no surplus shares available for subscribers. In this situation, as established by article 171, paragraph 2, of Law 6,404/76, self-financing funds should be returned in cash, which was done through the Public Offer, as provided in article 1,080 of the Civil Code, and accepted by 76% of the customers. The remaining 24% of non-opting customers should await the decision of the lawsuit in progress, filed by the Office of the Solicitor General (Ministério Público) and others who want the reimbursement to be made through shares, and which may result in the reimbursement to be made either in shares or in cash, as proposed by the Subsidiary.

In case the court decision is for the credit reimbursement to be made through shares, and considering the various criteria to be appreciated by the judge for calculating the number of shares to which each subscriber would be entitled, the Subsidiary also made available the shares of its own issuance that it was able to acquire to keep in treasury, based on CVM special authorization for this purpose.

Self-financing Installment Reimbursement — PCT

Refers to the payment, either in cash or as offset installments in invoices for services, to prospective subscribers of the Community Telephony Plan — PCT, to compensate the original obligation of repayment in shares. In these cases settlements were agreed or there are judicial rulings.

35. FUNDS FOR CAPITALIZATION

Self-financing funds

The expansion plans (self-financing) were the means by which the telecommunications companies financed network investments. With the issue of Administrative Rule 261/97 by the Ministry of Communications, this mechanism for raising funds was eliminated, and the existing consolidated amount of R$8,159 is derived from plans sold prior to the issue of the administrative rule, the corresponding assets to which are already incorporated in fixed assets through the Community

Telephone Plant — PCT. For reimbursement in shares, it is necessary to await the judicial ruling on the suits brought by the interested parties.

36. RECONCILIATION BETWEEN PARENT COMPANY AND CONSOLIDATED NET INCOME AND SHAREHOLDERS’ EQUITY

	NET INCOME		SHAREHOLDERS' EQUITY
	03/31/03	03/31/02	03/31/03	03/31/02
PARENT COMPANY	100,497	70,215	6,213,863	6,240,100
Records in Subsidiary's Shareholders' Equity:
Tax rate of Social Contribution	-	18
Interest capitalized in Subsidiary	874	873	(13,679)	(14,553)
CONSOLIDATED	101,371	71,106	6,200,184	6,225,547

37. COMMITMENTS

Acquisition of Stock Interest and Assets of GlobeNet

On November 15, 2002, the subsidiary Brasil Telecom S.A. signed a purchase and sale contract for stock and assets, acquiring the entire system of submarine fiber-optic cables of the GlobeNet Group, interconnecting connection points in the regions of New York and Miami (United States), St. David’s (Bermuda Islands), Fortaleza and Rio de Janeiro (Brazil) and Maiquetia (Caracas, Venezuela). The transaction will be executed by acquiring the assets located in the United States, the Bermuda Islands, Brazil and Venezuela.

The value of the transaction will be equivalent to US$ 48,000,000.00 (forty-eight million U.S. dollars), of which US$ 28,800,000.00 (twenty-eight million and eight hundred thousand U.S. dollars) payable on the closing date of the transaction and the remainder of US$ 19,200,000.00 (nineteen million and two hundred thousand U.S. dollars) payable within 18 (eighteen) months after payment of the first installment.

The GlobeNet Group was created in 1998 to provide fiber-optic communications services in United States and internationally between the United States and South America. The GlobeNet system comprises two rings of protected submarine cables, representing approximately 22,000 km of fiber-optic cable cables connecting Brazil with the United States, passing through Venezuela and the Bermuda islands. With this installed capacity, no additional investments in fixed assets are expected in the short term.

This transaction does not include acquisition of the telecommunications service provider in Brazil, neither does it signify the direct or indirect provision by the Subsidiary or its wholly-owned subsidiary BrTI of other telecommunications services in addition to those currently provided in Region II of the General Concessions Plan.

The purchase transaction is awaiting the necessary legal proceedings by the regulatory agencies and compliance with the conditions necessary for completion.

Acquisition of Stock Interest in MTH do Brasil Ltda., parent company of MetroRED Brasil

On February 17, 2003, the subsidiary Brasil Telecom S.A. signed two contracts with MetroRED Telecommunications Group Ltd., which were (i) a Contract for the Purchase and Sale of Quotas, to acquire 19.9% of the capital of MTH do Brasil Ltda. (MTH), a company holding 99.99% of the capital of MetroRED Telecomunicaç&otidle;es Ltda. (MetroRED Brasil); and (ii) an Option Contract, to acquire 80.1% of the capital of MTH. This option may only be exercised after certification by the National Telecommunications Agency — ANATEL, of full compliance with the universal service and expansion targets stipulated in the Concession Contract for December 31, 2003.

The amounts attributed to each contract are equivalent to US$16,999,900.00 (sixteen million nine hundred ninety-nine thousand nine hundred US dollars) and US$100.00 (one hundred US dollars), respectively, which were paid on February 18, 2003, both corresponding in local currency to the amount of R$61,463.

In the future, in a second and last stage, when the option is exercised the purchase 80.1% of the quotas representing the capital of MTH, the Subsidiary will have paid an amount equivalent to US$51,000,000.00 (fifty-one million US dollars), concluding the process of acquiring the entire capital of the Company.

MetroRED Brasil is a provider of private telecommunications network services through fiber-optic digital networks, and has 331 km of local networks in São Paulo, Rio de Janeiro and Belo Horizonte together with 1,486 km of long distance network connecting these three largest metropolitan commercial centers. It also owns a Internet Solutions Center with an area of 3,500 m2 in São Paulo, which offers co-location, hosting and added-value services.

The acquisition of 19.9% of MTH does not include the control of MetroRED, neither does it signify the direct or indirect provision by the Subsidiary of other telecommunications services in addition to those currently provided in Region II of the General Concessions Plan.

05.01 - COMMENTS ON THE COMPANY PERFORMANCE IN THE QUARTER

See Comments on the Consolidated Company Performance in the Quarter

06.01 - BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS) - CONSOLIDATED

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 03/31/2004	4 - 12/31/2002
1	TOTAL ASSETS	16,291,976	16,102,429
1.01	CURRENT ASSETS	4,101,792	3,749,326
1.01.01	CASH AND CASH EQUIVALENTS	1,642,651	1,596,163
1.01.02	CREDITS	1,737,562	1,542,851
1.01.02.01	ACCOUNTS RECEIVABLE FROM SERVICES	1,737,562	1,542,851
1.01.03	INVENTORIES	389	23,309
1.01.04	OTHER	721,190	587,003
1.01.04.01	LOANS AND FINANCING	7,471	6,795
1.01.04.02	DEFERRED AND RECOVERABLE TAXES	533,449	416,015
1.01.04.03	JUDICIAL DEPOSITS	8,728	724
1.01.04.04	DIVIDENDS RECEIVABLE	429	0
1.01.04.05	OTHER ASSETS	171,113	163,469
1.02	NONCURRENT ASSETS	1,465,338	1,497,323
1.02.01	OTHER CREDITS	0	0
1.02.02	INTERCOMPANY RECEIVABLES	5,196	1,809
1.02.02.01	FROM ASSOCIATED COMPANIES	5,196	1,809
1.02.02.02	FROM SUBSIDIARIES	0	0
1.02.02.03	FROM OTHER RELATED PARTIES	0	0
1.02.03	OTHER	1,460,142	1,495,514
1.02.03.01	LOANS AND FINANCING	148,956	155,412
1.02.03.02	DEFERRED AND RECOVERABLE TAXES	861,564	893,460
1.02.03.03	JUDICIAL DEPOSITS	339,538	331,366
1.02.03.04	INVENTORIES	34,101	39,862
1.02.03.05	OTHER ASSETS	75,983	75,414
1.03	PERMANENT ASSETS	10,724,846	10,855,780
1.03.01	INVESTMENTS	226,307	165,163
1.03.01.01	ASSOCIATED COMPANIES	107,481	3,870
1.03.01.02	SUBSIDIARIES	0	0
1.03.01.03	OTHER INVESTMENTS	118,826	161,293
1.03.02	PROPERTY, PLANT AND EQUIPMENT	9,847,531	10,023,579
1.03.03	DEFERRED CHARGES	651,008	667,038

06.02 - BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS - R$) - CONSOLIDATED

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 03/31/2004	- 12/31/2002
2	TOTAL LIABILITIES	16,291,976	16,102,429
2.01	CURRENT LIABILITIES	2,764,457	2,478,708
2.01.01	LOANS AND FINANCING	567,725	542,379
2.01.02	DEBENTURES	91,957	49,495
2.01.03	SUPPLIERS	894,771	919,486
2.01.04	TAXES, DUTIES AND CONTRIBUTIONS	396,704	371,399
2.01.04.01	INDIRECT TAXES	375,455	356,720
2.01.04.02	TAXES ON INCOME	21,249	14,679
2.01.05	DIVIDENDS PAYABLE	424,461	249,775
2.01.06	PROVISIONS	105,752	95,376
2.01.06.01	PROVISION FOR CONTINGENCIES	21,059	3,232
2.01.06.02	PROVISION FOR PENSION PLAN	84,693	92,144
2.01.07	RELATED PARTY DEBTS	0	0
2.01.08	OTHER	283,087	250,798
2.01.08.01	PAYROLL AND SOCIAL CHARGES	52,020	44,352
2.01.08.02	CONSIGNMENTS IN FAVOR OF THIRD PARTIES	33,594	40,390
2.01.08.03	EMPLOYEE PROFIT SHARING	111,437	78,750
2.01.08.04	OTHER LIABILITIES	86,036	87,306
2.02	LONGTERM LIABILITIES	5,009,105	5,032,117
2.02.01	LOANS AND FINANCING	1,987,408	2,090,400
2.02.02	DEBENTURES	1,500,761	1,493,893
2.02.03	PROVISIONS	800,175	795,688
2.02.03.01	PROVISION FOR CONTINGENCIES	377,138	385,992
2.02.03.02	PROVISION FOR PENSION PLAN	430,037	409,696
2.02.04	RELATED PARTY DEBTS	0	0
2.02.05	OTHER	713,761	652,136
2.02.05.01	PAYROLL AND SOCIAL CHARGES	12,237	11,444
2.02.05.02	SUPPLIERS	6,723	4,123
2.02.05.03	INDIRECT TAXES	392,027	344,452
2.02.05.04	TAXES ON INCOME	76,349	81,238
2.02.05.05	LICENSE FOR OPERATING TELECOMS SERVICES	191,125	174,991
2.02.05.06	OTHER LIABILITIES	27,141	27,729
2.02.05.07	FUND FOR CAPITALIZATION	8,159	8,159
2.03	DEFERRED INCOME	10,465	11,032
2.04	MINORITY INTERESTS	2,307,765	2,355,025
2.05	SHAREHOLDERS’ EQUITY	6,200,184	6,225,547
2.05.01	CAPITAL	2,544,432	2,257,611
2.05.02	CAPITAL RESERVES	361,018	389,751
2.05.03	REVALUATION RESERVES	0	0
2.05.03.01	COMPANY ASSETS	0	0
2.05.03.02	SUBSIDIARIES/ASSOCIATED COMPANIES	0	0

06.02 - BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS - R$) - CONSOLIDATED

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 03/31/204	4 - 12/31/2002
2.05.04	PROFIT RESERVES	978,085	978,085
2.05.04.01	LEGAL	187,865	187,865
2.05.04.02	STATUTORY	0	0
2.05.04.03	CONTINGENCIES	0	0
2.05.04.04	REALIZABLE PROFITS RESERVES	790,220	790,220
2.05.04.05	PROFIT RETENTION	0	0
2.05.04.06	SPECIAL RESERVE FOR UNDISTRIBUTED DIVIDENDS	0	0
2.05.04.07	OTHER PROFIT RESERVES	0	0
2.05.05	RETAINED EARNINGS	2,316,649	2,600,100

07.01 - QUARTERLY STATEMENT OF INCOME (IN THOUSANDS OF REAIS - R$) - CONSOLIDATED

1 - CODE	2 - DESCRIPTION	3 - FROM 01/01/2003 TO 03/31/2003	4 - FROM 01/01/2003 TO 03/31/2003	5 - FROM 01/01/2002 TO 03/31/2002	6 - FROM 01/01/2002 TO 03/31/2002
3.01	GROSS REVENUE	2,609,267	2,609,267	2,267,163	2,267,163
3.02	REVENUE DEDUCTIONS	(735,609)	(735,609)	(628,620)	(628,620)
3.03	NET REVENUE	1,873,658	1,873,658	1,638,543	1,638,543
3.04	COST OF SERVICES RENDERED	(1,183,371)	(1,183,371)	(1,046,678)	(1,046,678)
3.05	GROSS PROFIT	690,287	690,287	591,865	591,865
3.06	OPERATING INCOME (EXPENSES)	(698,644)	(698,644)	(449,488)	(449,488)
3.06.01	SELLING EXPENSES	(175,170)	(175,170)	(180,859)	(180,859)
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(173,610)	(173,610)	(169,693)	(169,693)
3.06.03	FINANCIAL	(356,265)	(356,265)	(106,957)	(106,957)
3.06.03.01	FINANCIAL INCOME	102,893	102,893	40,601	40,601
3.06.03.02	FINANCIAL EXPENSES	(459,158)	(459,158)	(147,558)	(147,558)
3.06.04	OTHER OPERATING INCOME	58,430	58,430	46,709	46,709
3.06.05	OTHER OPERATING EXPENSES	(52,029)	(52,029)	(38,688)	(38,688)
3.06.06	EQUITY IN SUBSIDIARIES	0	0	0	0
3.07	OPERATING INCOME (LOSS)	(8,357)	(8,357)	142,377	142,377
3.08	NONOPERATING INCOME (EXPENSES)	(47,739)	(47,739)	(21,282)	(21,282)
3.08.01	REVENUES	15,947	15,947	132,010	132,010
3.08.02	EXPENSES	(63,686)	(63,686)	(153,292)	(153,292)
3.09	INCOME (LOSS) BEFORE TAXES/ PROFIT SHARING	(56,096)	(56,096)	121,095	121,095
3.10	INCOME AND SOCIAL CONTRIBUTION TAXES	8,716	8,716	(44,422)	(44,422)
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	STATUTORY PARTICIPATIONS/CONTRIBUTIONS	(9,917)	(9,917)	(10,977)	(10,977)
3.12.01	PARTICIPATIONS	(9,917)	(9,917)	(10,977)	(10,977)
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON OWN CAPITAL	205,775	205,775	27,093	27,093
3.14	MINORITY INTERESTS	(47,107)	(47,107)	(21,683)	(21,683)
3.15	NET INCOME FOR THE PERIOD	101,371	101,371	71,106	71,106

07.01 - QUARTERLY STATEMENT OF INCOME (IN THOUSANDS OF REAIS - R$) - CONSOLIDATED

1 - CODE	2 - DESCRIPTION	3 - FROM 01/01/2003 TO 03/31/2003	4 - FROM 01/01/2003 TO 03/31/2003	5 - FROM 01/01/2002 TO 03/31/2002	6 - FROM 01/01/2002 TO 03/31/2002
	NUMBER OF SHARES, EX-TREASURY SOTCK (THOUSAND)	355,650,776	355,650,776	352,219,027	352,219,027
	EARNINGS PER SHARES	0.00029	0.00029	0.00020	0.00020
	LOSS PER SHARES

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

PERFORMANCE REPORT - 1st QUARTER 2003

The performance report presents the consolidated figures of Brasil Telecom Participações S.A. and its subsidiaries Nova Tarrafa Participações Ltda., Brasil Telecom S.A its wholly-owned subsidiaries BrT Serviços de Internet S.A. and BrT Celular S.A.

Operating performance

Plant

OPERATING DATA	1Q03	4Q02	1Q03/4Q02 (%)

Lines Installed (Thousand)	10,608	10,548	0.6
Additional Lines Installed (Thousand)	60	4	1,510.0

Lines In Service - Les (Thousand)	9,595	9,465	1.4
- Residential	6,679	6,852	1.7
- Non-Residential	1,548	1,540	0.5
- Public Telephones - Tup (Thousand)	296	293	1.0
- Prepaid	215	206	4.3
- Other (Includes Trunks)	557	564	(1.4)
Additional Lines In Service (Thousand)	130	237	(45.2)

Average Lines In Service - Lmes (Thousand)	9,530	9,347	2.0

Density of Terminals in Service/100 Inhabitants	23.2	23.1	0.5
Public Telephones - Tup (Thousand)	7.2	7.2	0.2
Density of Public Telephones - Tup/100 Lines Installed	2.79	2.78	0.4

Utilization Rate (In Service/Installed)	90.5%	89.7%	0.7 p.p.

Digitalization Rate	99.0%	99.0%	0.0 p.p.

ADSL Lines Sold (Thousand)	207.4	168.4	23.2
ADSL Lines in Service (Thousand)	165.1	140.7	17.4

Lines Installed

The installation of 60 thousand lines in 1Q03 against 4 thousand in the previous quarter, had the objective of anticipating the fulfillment of the universalization goals established for 2003 in the Company’s concession contracts.

Lines in Service

Plant in service grew by 1.4% in 1Q03, to 9.6 million lines, reflecting the net addition of 130 thousand lines.

The growth of the plant in service in the 1Q03 was mainly in the residential segment with a net addition of 117 thousand lines.

Utilization rate

The 0.6% growth in the installed plant in conjunction with the 1.4% increase in the plant in service resulted in an increase of 0.7 p.p. in the utilization rate in the 1Q03, which reached 90.5%.

Given the two-week limit for the attendance of requests for telephone lines, keeping a technical reserve of lines is critical.

ADSL

At the end of 1Q03, Brasil Telecom reached 207.4 thousand ADSL accesses sold, representing an increase of 23.2% and 218.7% in relation to the 4Q02 and 1Q02, respectively.

In the 1Q03, Brasil Telecom had 165.1 thousand ADSL accesses in service, against 140,700 in the 4Q02.

Turbo Lite

On march 25, 2003, Brasil Telecom launched Turbo Lite, innovating again. Turbo family - the commercial name of the broadband access service using xDSL technology of Brasil Telecom - has been expanded. Turbo Lite is the only high-speed Internet access service in Brazilian market that uses the pay per use concept. The user pays a monthly fee of R$49.90 to access the Internet during 50 hours, of franchise, with a speed of 150Kb/s. For each additional hour is charged R$2.95. With Turbo Lite, Brasil Telecom intends to bring to everyone the broadband Internet access.

Turbo Condomínio

Launched on April 30, 2003, Turbo Condomínio is a broadband Internet access to vertical condos. The technology employed - HPNA (Home Phoneline Networking Alliance) - uses the installed telephony plant, dismissing the need of installing cables. The connection speed can reach up to 1Mb/s per subscriber. Through this service the client can access the Internet and use the telephone at the same time, paying a fixed monthly fee regardless of the time of use.

Goals

Quality Goals	In the 1Q03, Brasil Telecom met all 35 quality goals established by Anatel for the switched-fixed telephone service in the local and long-distance segments.

Universalization Goals

Brasil Telecom fulfilled in February 28, 2003 the universalization goals established by Anatel for December 31, 2003. The independent audit firm PriceWaterhouseCoopers attested in its report that no differences were found in relation to the goals accomplishment declaration of Brasil Telecom, within any appraised target. The next step of the certification process will be the direct inspection by Anatel of the results stated by the Company.

Traffic

Seasonality

Historically, the first quarter of each year has shown a lower traffic when compared to the others quarterly. As it is summer in Brazil, school holiday time, there is a natural tendency for people to move to the coastal regions of the country. Besides that, the 1Q03 had 62 business days, against 64 in the 4Q02.

This seasonality can be verified in the exceeding pulses graph below, that shows the percentual variation between the quarters.

OPERATING DATA	1Q03	4Q02	1Q03/4Q02 (%)

Exceeding Local Pulses (Million)	2,973	3,256	(8.7)

Domestic Long Distance Minutes (Million)	1,611	1,756	(8.2)

Fixed-Mobile Minutes (Million)	1,058	1,143	(7.5)

Exceeding Pulses/ Average LIS/Month	104.0	116.1	(10.4)
DLD Minutes/Average LIS/Month	56.3	62.6	(10.0)
Fixed-Mobile Minutes/Average LIS/Month	37.0	40.8	(9.2)

Exceeding Local Pulses	Brasil Telecom billed 3.0 billion of pulses in the 1Q03.

DLD Traffic	The DLD traffic was 1.6 billion minutes in the 1Q03, against 1.8 billion in the previous quarter.

DLD Market Share

Brasil Telecom’s DLD market share in the intra-sector segment reached 89.5% in the 1Q03, representing an increase of 0.9 p.p. in relation to the 4Q02.

In the intra-regional segment, Brasil Telecom’s market share reached 74.3% in the 1Q03. The DLD market share considers only the traffic generated in the Brasil Telecom lines.

Fixed-Mobile Traffic	The fixed-mobile traffic reached 1.1 billion minutes in the 1Q03. Of the total fixed-mobile traffic, 88.8% refers to VC-1 calls, 9.9% refers to VC-2 and 1.3% refers to VC-3 calls.

Financial performance

Revenues

Local Service

The local service revenue reached R$1,063.5 million in the 1Q03, 4.1% below the obtained in the 4Q02.

The installation revenue totaled R$5.9 million in the 1Q03, 1.6% higher than the amount registered in the 4Q02. In the 1Q03, the selling of promotional and alternative plans was intensified, representing 38% of the lines added during the period.

Revenues from monthly subscription in the 1Q03 reached R$702.7 million, 11.6% higher than the 1Q02. This performance is due to growth of plant in service and to tariff readjustment.

The measured service revenue reached R$328.8 million in the 1Q03, 4.9% lower than the one observed in the previous quarter. The better revenue performance, when compared to the variation in traffic in the same period, is due to the higher tariff charged for exceeding pulses in the promotional plans, which can be up to 60% higher than the one charged in the basic plan.

Public Telephony

Brasil Telecom sold 1.6 million credits throughout 1Q03, 6.7% above the number sold in the 4Q02. Public telephony revenue reached R$83.8 million in the 1Q03, a reduction of 3.8% when compared to the 4Q02, due to the higher revenue transferred to other operators on account of school vacation.

Domestic Long Distance

The domestic long distance revenue, not including VC-2 and VC-3, in the 1Q03 was R$325.6 million, against R$339.8 million in the previous quarter. This slight reduction was due to the lower traffic registered in the 1Q03.

Fixed-Mobile

Fixed-mobile revenue grew 4.6% in the 1Q03, reaching R$607.3 million, result of a 7.5% reduction in the fixed-mobile traffic, combined with an average impact of 14.2% from tariff readjustment, which came into effect for 58 of the 90 days in the 1Q03.

The fixed-mobile tariff readjustment authorized by Anatel was 23.5% for VC-1 calls and 22% for VC-2 and VC-3 calls, and became effective on February 8, 2003.

Interconnection

Interconnection revenue in the 1Q03 remained stable in relation to the 4Q02. Mobile-fixed revenue increased by 11.3% in comparison to the 4Q02 reaching R$55.8 million, due to the increase in the fixed and mobile plants in Brasil Telecom’s concession area. Cell phones in Brasil Telecom’s region totaled 9.9 million at the end of March, according to Anatel’s database.

Lease of Means	Lease of means revenue in the 1Q03 was R$53.2 million, 2.9% below the R$54.8 million registered in the previous quarter, due to a reduction in the average number of leased circuits.

Data Communication

Data communication revenue in the 1Q03 grew 20.6% to R$171.4 million, which reflects Brasil Telecom’s strategy to expand in data transmission.

The following variations were verified in the quarter:

     17.4% growth in the number of ADSL lines in service;
     13.7% growth in the number of IP accesses billed;
     12.1% growth in the number of Frame-Relay accesses billed;
     4.5% growth in the number of ATM accesses billed;
     22.8% reduction of Dialnet accesses billed; and
     2.3% reduction of SLDD billed.

Supplementary and Value-Added Services

Total number of intelligent services activated at the end of March 2003 - virtual answering machine, follow-me, call waiting, caller ID, among others - reached 4.6 million, compared to 4.1 million on December 2002, an increase of 13.0%. 29.7% of the lines in service at the end of 1Q03 had at least one intelligent service activated, compared to 27.5% in the previous quarter.

Revenues from supplementary and value-added services decreased 9.3% in the 1Q03, basically due to a 21.4% reduction in the 0800 DDG traffic.

The billing of calls made in the 3Q02 influenced the 0800 traffic of the 4Q02. In 4Q02, 32% of the 0800 service billed was rendered in the 3Q02, while in the 1Q03 only 25% of the service billed was rendered in the 4Q02. This represents a reduction of 7.7 million minutes.

Gross Revenue Deductions	Gross revenue deductions reached R$735.6 million in the 1Q03, representing 28.2% of the gross revenue in the quarter, against 28.4% in the 4Q02.

Net Operating Revenue/Average LIS/month	Net operating revenue/Average LIS/month registered in the 1Q03 was R$65.5, against R$62.4 in the 1Q02.

Costs and expenses

Costs and Operating Expenses	Costs and operating expenses totaled R$1,525.7 million in the 1Q03, against R$1,473.2 million in the previous quarter.

Net reduction of 23 employees in the quarter

Brasil Telecom payroll was comprised of 5,548 employees at the end of 1Q03, against 5,571 at the end of December 2002. The net reduction of 23 employees in the quarter is a result of 192 dismissals and 169 admissions.

Personnel

Personnel costs and expenses increased 7.5% in the 1Q03 in relation to the 4Q02, reaching R$93.8 million. This increase was due mainly to the dismissal costs of approximately R$3.4 million and to the average salary readjustment of 5.0%, which became effective on February 2003.

Productivity	Brasil Telecom reached a productivity ratio of 1,729 LIS/employee in 1Q03, representing an increase of 39.0% in relation to the presented in the 4Q02.

Materials	Material costs and expenses reached R$20.3 million in the 1Q03, a reduction of 1.6% in relation to the previous quarter.

Subcontracted services

Costs and expenses with subcontracted services, excluding interconnection and advertising & marketing, reached R$292.3 million in 1Q03, representing a reduction of 4.1% in relation to the 4Q02, mainly due to the improved management over the contracts.

The main reduction were (i) R$1.4 million with security and receptionist services, (ii) R$2.1 million with consulting services, (iii) R$1.1 million with training, (iv) R$2.0 million with collection services, e (v) R$1.1 million with employees’ transportation.

Interconnection

The costs with interconnection totaled R$424.9 million in the 1Q03, an increase of 4.6% in relation to the 4Q02. This variation is explained mainly by the average readjustment of 22% in the TU-M, combined with the 7.5% reduction in the fixed-mobile traffic in the 1Q03.

Losses with Accounts Receivable reached 2.6% of Gross Revenue (PCCR/ROB)

Losses with accounts receivable as a percentage of gross revenue reached 2.6%, stable in relation to the previous quarter. In the 1Q03, these accounts receivable losses amounted to R$67.9 million.

In the 1Q03, there was a reversal of R$1.2 million in the provision for doubtful accounts. The Christmas Campaign, that aimed the recovery of losses, was concluded on April 25, 2003, with a recovered balance of R$22.0 million. Total amount recovered in the 1Q03 reached R$11.0 million.

Accounts Receivable	Deducting the provision for doubtful accounts of R$152.5 million, Brasil Telecom’s net accounts receivable totaled R$1,737.6 million at the end of March of 2003.

Provisions for Contingencies

Provisions for contingencies in the 1Q03 increased by R$18.7 million due to monetary correction. In the 4Q02, the provisions for contingencies registered a positive net result of R$7.5 million due to agreements related to labor lawsuits.

Other Costs and Operating Expenses/Revenues

Other costs and operating expenses/revenues in the 1Q03 totaled a net expense of R$77.8 million.

The main reduction were (i) R$1.1 million in revenues with billing/collection for third parties, (ii) R$4.8 million in revenues with rents, (iii) R$4.8 million in expenses with lease of means.

The main increases were (i) R$6.6 million in expenses with rental of domain ranges in highways to backbone passage, (ii) R$1.0 million in expenses with FISTEL, (iii) R$1.5 million in expenses with IPTU (real estate tax), (iv) R$1.8 million in expenses with industrial exploitation of dedicated lines services.

EBITDA

EBITDA in 1Q03 totaled R$872 million	Brasil Telecom EBITDA was R$868.3 million in the 1Q03, representing a growth of 18.7% in relation to the 1Q02.

EBITDA Margin	Brasil Telecom’s EBITDA margin in the 1Q03 reached 46.3%.

EBITDA/Average LIS/month	EBITDA/Average LIS/month reached R$30.4, 9.0% higher than the amount registered in the 1Q02.

Financial Result

Financial Result

Financial revenue in local currency in the 1Q03 was R$95.4 million, resulting from the investment of cash position during the quarter.

Financial expenses in local currency reached R$197.5 million in the 1Q03, compared to R$166.6 million in the 4Q02. The R$30 million difference is related to the interest of the debentures, being R$8.0 million from the issuance of December 2002 and R$22.0 million from the debentures issued on May 2002.

Interest on Own Capital

The Interest on own Capital (JSCP) of R$205.8 million accounted for as financial expenses in 1Q03 refer to R$122 million credited relative to the period of 2003, as approved in the Brasil Telecom S.A. Board of Directors Meeting held on January 28, 2003. and to the minority participation of R$83.8 million relative to interest on own capital credited by Brasil Telecom S.A. in the 1Q03

Non operating Result

Amortization of Reconstituted Goodwill

In 1Q03, Brasil Telecom amortized R$31.0 million in reconstituted goodwill from CRT acquisition (which has no impact on cash flow and on the distribution of dividends), accounted for as non-operating expenses.

Net Earning

Net earnings increased 42.6% in the 1Q03 in relation to the 1Q02, totaling R$101.4 million (R$0.2842/1,000 shares).

Indebtness

Total Debt	At the end of March 2003, total consolidated debt of Brasil Telecom was R$4.1 billion, 0.7% lower than the one registered in the 4Q02.

Average Cost of Debt	In the 1Q03, Brasil Telecom’s debt had an average cost of 18.5% p.a., equal to 70.7% of the CDI (interbank rate), and a medium payment term of approximately 29 months.

Net Debt	Net debt totaled R$2,505.2 million, a drop of 2.9% in relation to December 2002.

Debt with Long Term Profile	At the end of 1Q03, 84.1% of total debt was allocated in the long term, presenting the following amortization schedule:

Dollar Denominated Debt

In March 2003, the dollar denominated debt totaled R$231.0 million (R$230.3 million net of hedge). As a percentage of total debt, dollar denominated debt accounted for 5.6% against 5.8% at the end of 2002

.
Hedge	Brasil Telecom had hedge for 54.8% of the indebtedness in dollar, being all debt maturing until December 2004 hedged against exchange variations.

Financial Leverage	On March 31, 2003 Brasil Telecom’s financial leverage ratio, represented by net debt (excluding the debt with the parent company)/ shareholders’ equity, was 40.4%.

Investments

Investments in Permanent Assets totaled R$441 million

Brasil Telecom invested R$441.8 million in the 1Q03, 47.3% below the amount registered in the 4Q02.

The investments are distributed as follows: R$187.3 million of Network Expansion (R$85.8 million of Conventional Telephony, R$10.0 million of Transmission backbone, R$83.8 million of Data Network, R$7.7 million of Management Systems Network, Intelligent Network and Other); R$56.7 million of Network Operation; R$2.7 million of Public Telephony; R$43.9 million Information Technology; and R$150.8 million of Expansion Personnel, Expansion Financial Expenses and other.

In the last 12 months, Brasil Telecom invested R$296.4 million in data network and R$346.0 million in information technology, leading to the implementation of its strategy related to the corporate market: to be the reference in providing of telecommunications integrated solutions.

Cash Flow

Operating Cash Flow of R$694 million in 1Q03

The operations of Brasil Telecom generated R$697.6 million in the 1Q03. The Cash Flow from Investments of R$437.1 million combined with the negative flow of R$214.0 million from Financing Activities consumed a cash flow of R$651.1 million.

Brasil Telecom generated a free cash flow (operating activities - investment activities) of R$260.5 million in the 1Q03.

09.01 - INVESTMENTS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARIE/ASSOCIATED COMPANIES	3 - GENERAL TA	4 – CLASSIFICATION	5 - OWNERSHIP% IN SUBSIDIARY'S	6 - SHAREHOLDER'S EQUITY % IN PARENT COMPANY
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES IN CURRENT QUARTER (THOUSAND)	9 - NUMBER OF SHARES IN PRIOR QUARTER (THOUSAND)		
01	BRASIL TELECOM S.A.	76.535.764/0001-43	SUBSIDIARY PUBLIC HELD COMPANY	66.01	73.06
INDUSTRIEL, COMMERCIAL COMPANIES AND OTHERS		356,433,859	352,769,389		
02	NOVA TARRAFA PARTICIPAÇÕES LTDA.	03.001.341/0001-70	SUBSIDIARY NON-PUBLIC HELD COMPANY	99.99	0.59
INDUSTRIEL, COMMERCIAL COMPANIES AND OTHERS		32.625	32.625

16.01 - OTHER INFORMATION, WHICH THE COMPANY UNDERSTANDS RELEVANT (NOT REVIEWED)

In attention to the Corporate Governance Differentiated Practices Rules, the Company discloses the additional information below, related to its shareholders’ compositions:

1. OUTSTANDING

As of 04/30/2003	In units of shares
Shareholder	Common Shares	%	Preferred Shares	%	Total	%
Direct and Indirect - Parent	81,938,268,870	61.13	11,120,392,971	4.99	93,058,661,841	26.09
Management
Board of Directors	38,388	0.00	55,688	0.00	94,076	0.00
Directors	5,053	0.00	4,674	0.00	9,727	0.00
Fiscal Board	1,792	0.00	1,794	0.00	3,586	0.00
Treasury Stock	1,051,100,000	0.78	-	-	1,051,100,000	0.29
Other Shareholders	51,042,274,100	38.09	211,549,732,756	95.01	262,592,006,856	73.62
Total	134,031,688,203	100.00	222,670,187,883	100.00	356,701,876,086	100.00
Outstanding Shares in the Market	51,042,319,333	38.09	211,549,794,912	95.01	262,592,114,245	73.62

As of 04/30/2003	In units of shares
Shareholder	Common Shares	%	Preferred Shares	%	Total	%
Direct and Indirect - Parent	81,545,253,740	61.61	12,728,156,799	5.79	94,273,410,539	26.77
Management
Board of Directors	56,460	0.00	58,498	0.00	114,958	0.00
Directors	5,053	0.00	4,674	0.00	9,727	0.00
Fiscal Board	6,140	0.00	6,142	0.00	12,282	0.00
Treasury Stock	-	-	-	-	-	-
Other Shareholders	50,810,194,738	38.39	207,135,284,831	94.21	257,945,479,569	73.23
Total	132,355,516,131	100.00	219,863,510,944	100.00	352,219,027,075	100.00
Outstanding Shares in the Market	50,810,262,391	38.39	207,135,354,145	94.21	257,945,616,536	73.23

2. SHAREHOLDERS’ HOLDING MORE THAN 5% OF THE VOTING CAPITAL (AS OF 04/30/2003)

The shareholders, which directly on indirectly, hold more than 5% of the voting capital of the Company are as follows:

In thousands of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Solpart Participações S.A.	02.607.736-0001	Brazilian	71,830,504	53.59	161,687	0.07	71,992,191	20.18
Previ	33.754.482-0001	Brazilian	6,895,682	5.14	7,840,963	3.52	14,736,645	4.13
Treasury Stock	-	-	1,051,100	0.78	-	-	1,051,100	0.29
Other	-	-	54,254,402	40.49	214,667,538	96.41	268,921,940	75.40
Total	-	-	134,031,688	100.00	222,670,188	100.00	356,701,876	100.00

Distribution of the Capital from Parent to individuals level

Solpart Participações S.A.	In thousands of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Timepart Participações Ltda.	02.338.536-0001/47	Brazilian	631,838	62.00	-	-	631,838	20.93
Techold Participações S.A.	02.605.028-0001/88	Brazilian	193,635	19.00	1,239,982	62.00	1,433,	47.48
Telecom Italia International N.V. (*)	-	Italian	193,643	19.00	760,000	38.00	953,643	31.59
Other	-	-	18	-	-	-	18	-
Total	-	-	1,019,134	100.00	1,999,982	100.00	3,019,116	100.00
(*)Former Stet International Netherlands

Timepart Participações Ltda.	In units of quotas
Name	General Taxpayers’	Citizenship	Quotas	%
Privtel Investimentos S.A.	02.620.949-0001/10	Brazilian	208,830	33.10
Teleunion S.A.	02.605.026-0001/99	Brazilian	213,340	33.80
Telecom Holding S.A.	02.621.133-0001/00	Brazilian	208,830	33.10
Total	-	-	631,000	100.00

Privtel Investimentos S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Eduardo Cintra Santos	064.858.395-34	Brazilian	19,998	99.99-		-	19,998	99.99
Other	-	-	2	0.01-		-	2	0.01
Total	-	-	20,000	100.00-		-	20,000	100.00

Teleunion S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Luiz Raymundo Tourinho Dantas	000.479.025-15	Brazilian	19,998	99.99	-	-	19,998	99.99
Other	-	-	2	0.01	-	-	2	0.01
Total	-	-	20,000	100.00	-	-	20,000	100.00

Telecom Holding S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
CSH LLC e CSH Units	-	American	19,997	99.98-		-	19,997	99.98
Other	-	-	3	0.02-		-	3	0.02
Total	-	-	20,000	100.00-		-	20,000	100.00

Techold Participações S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Invitel S.A.	02.465.782-0001/60	Brazilian	980,067,275	100.00	341,898,149	100.00	1,321,965,424	100.00
Other	-	-	3	0.00	-	-	3	0.00
Total		-	-	980,067,278	100.00		341,898,149	100.00

Invitel S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Sistel - Fund. Sistel de Seguridade	00.493.916-0001/2	Brazilian	66,017,486	6.66	-	-	66,017,486	6.66
Telos - Fund. Embratel de Segurid.	42.465.310-0001/2	Brazilian	23,573,621	2.38	-	-	23,573,621	2.38
Funcef - Fund. dos Economiários	00.436.923-0001/9	Brazilian	378,289	0.04	-	-	378,289	0.04
Petros - Fund. Petrobrás Segurid.	34.053.942-0001/5	Brazilian	37,318,069	3.77	-	-	37,318,069	3.77
Previ - Caixa Prev. Func. B. Brasil	33.754.482-0001/2	Brazilian	190,852,386	19.27		-	190,852,386	19.27
Opportunity Zain S.A.	02.363.918-0001/2	Brazilian	671,848,888	67.82	-	-	671,848,888	67.82
CVC/Opportunity Equity Partners LP	-	British	202,255	0.02	-	-	202,255	0.02
CVC/Opportunity Equity Partners FIA	01.909.558-0001/5	Brazilian	280,316	0.02	-	-	280,316	0.02
Opportunity Fund	-	British	49,550	0.01	-	-	49,550	0.01
CVC/Opportunity Investimentos Ltda. (*)	03.605.085-0001/2	Brazilian	10	-	-	-	10	-
Priv FIA	02.559.662-0001/2	Brazilian	25,219	-	-	-	25,219	-
Tele FIA	02.597.072.0001/9	Brazilian	25,219	0.01	-	-	25,219	0.01
Verônica Valente Dantas	262.853.205-00	Brazilian	1	-	-	-	1	-
Maria Amália Delfim de Melo Coutrim	654.298.507-72	Brazilian	1	-	-	-	1	-
Luiz Augusto Britto de Macedo	597.717.637-68	Brazilian	1	-	-	-	1	-
Total	-	738,117,800	100.00	-	-	-	990,571,311	100.00
(*) Former Opportunity Paramirim Ltda.

Opportunity Zain S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
CVC/Opportunity Equity Partners FIA	01.909.558-0001/57	Brazilian	335,488,153	45.45		-	335,488,153	45.45
CVC/Opportunity Equity Partners LP	-	British	310,773,165	42.10	-	-	310,773,165	42.10
Opportunity Fund	-	British	71,934,343	9.75	-	-	71,934,343	9.75
Priv FIA	02.559.662.0001/21	Brazilian	17,611,010	2.39	-	-	17,611,010	2.39
Opportunity Lógica Rio Gestora de Recursos Ltda.	01.909.405-0001/00	Brazilian	2,304,359	0.31	-	-	2,304,359	0.31
Tele FIA	02.597.072-0001/93	Brazilian	6,010	-	-	-	6,010	-
CVC/Opportunity Equity Partners Administradora de Recursos Ltda.	01.909.405-0001/00	Brazilian	1	-	-	-	1	-
CVC/Opportunity Investimentos Ltda (*)	03.605.085-0001/20	Brazilian	10	-	-	-	10	-
Verànica Valente Dantas	262.853.205-00	Brazilian	400	-	-	-	400	-
Maria Amália Delfim de Melo Coutrim	654.298.507-72	Brazilian	60	-	-	-	60	-
Danielle Silbergleid Ninio	016.744.087-06	Brazilian	1	-	-	-	1	-
Daniel Valente Dantas	063.917.105-20	Brazilian	1	-	-	-	1	-
Eduardo Penido Monteiro	094.323.965-68	Brazilian	287	-	-	-	287	-
Total	-	-	738,117,800	100.00	-	-	738,117,800	100.00
(*) Former Opportunity Paramirim Ltda.

17.01 - LIMITED REVIEW REPORT

The Shareholders and Board of Directors
Brasil Telecom Participações S.A.
Brasília - DF

We have reviewed the quarterly financial information of Brasil Telecom Participações S.A. for the quarter ended March 31, 2003, comprising the balance sheet and the consolidated balance sheet of the Company and its subsidiaries, the statement of income and the consolidated statement of income, the management report and other relevant information, prepared in accordance with accounting practices adopted in Brazil.

Our review was performed in accordance with auditing standards established by the Brazilian Institute of Accountants (IBRACON) and the Federal Accounting Council, which included: (a) inquiries and discussion with management responsible for the accounting, financial and operational areas of the Company regarding the criteria adopted in the preparation of the quarterly information; and (b) review of post-balance sheet information and events, which may have a material effect on the financial and operational position of the Company and its subsidiaries.

Based on our special review, we are not aware of any material changes that should be made to the aforementioned quarterly information for it to be in accordance with accounting practices derived from the Brazilian Corporation Law and the regulations issued by the Brazilian Securities Commission, specifically applicable to the mandatory quarterly financial information.

Our review was performed for the purpose of issuing a special review report on the mandatory quarterly financial information. The statement of cash flow represents supplementary information to those statements and is presented to provide additional analysis. This supplementary information was submitted to the same review procedures applied to the quarterly financial information, and, based on our special review, is adequately presented in all material respects, in relation to the quarterly financial information taken as a whole.

The special review of the quarterly information for the quarter ended March 31, 2002 was performed by other independent auditors, which issued unqualified report dated May 10, 2002.

April 25, 2003

KPMG Auditores Independentes
CRC-SP-014.428/O-6-“F”-DF

Manuel Fernandes Rodrigues de Sousa
Accountant CRC-RJ-052.428/O-S-DF

ANNEX	FRAME	DESCRIPTION	PAGE
01	01	IDENTIFICATION	3
01	02	ADRESS OF COMPANY HEADQUARTERS	3
01	03	MARKET RELATIONS DIRECTOR - (Address for correspondence to Company)	3
01	04	REFERENCE/AUDITOR	3
01	05	COMPOSITION OF PAID CAPITAL	3
01	06	COMPANY’S CHARACTERISTICS	4
01	07	SUBSIDIARIES EXCLUDED FROM THE CONSOLIDATED STATEMENT	4
01	08	DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER	4
01	09	CAPITAL STOCK COMPOSITION AND ALTERATION IN CURRENT YEAR	4
01	10	MARKET RELATIONS DIRECTOR	4
02	01	BALANCE SHEET - ASSETS	5
02	02	BALANCE SHEET - LIABILITIES	6
03	01	QUARTERLY STATEMENT OF INCOME	7
04	01	NOTES TO THE QUARTERLY REPORT	9
05	01	COMMENTS ON THE COMPANY PERFORMANCE IN THE QUARTER	42
06	01	CONSOLIDATED BALANCE SHEET - ASSETS	43
06	02	CONSOLIDATED BALANCE SHEET - LIABILITIES	44
07	01	CONSOLIDATED QUARTERLY STATEMENT OF INCOME	46
08	01	COMMENTS ON THE CONSOLIDATED COMPANY PERFORMANCE IN THE QUARTER	48
09	01	INVESTMENT IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES	55
16	01	OTHER INFORMATION WHICH THE COMPANY UNDERSTANDS RELEVANT BY THE COMPANY (NOT REVIEWED)	56
17	01	LIMITED REVIEW REPORT	59

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 28, 2003

BRASIL TELECOM S.A.

By:	/S/ Paulo Pedrão Rio Branco
Paulo Pedrão Rio Branco Financial Executive Officer